

Majesco Entertainment Company

2013 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the fiscal year ended October 31, 2013

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period from to

Commission File No. 000-51128

MAJESCO ENTERTAINMENT COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	06-1529524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

160 Raritan Center Parkway
Edison, New Jersey 08837
(Address of principal executive office)

Registrant's telephone number, including area code (732) 225-8910

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001	NASDAQ Capital Market
(Title of class)	(Name of exchange on which registered)

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and, (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein and, will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of April 30, 2013 was $24 million.

The outstanding number of shares of common stock as of January 8, 2014 was 46,374,301.

The Registrant's proxy or information statement is incorporated by reference into Part III of this Annual Report on Form 10-K.

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TABLE OF CONTENTS

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Item 1. Business.

Forward-looking Statements

Statements in this annual report on Form 10-K that are not historical facts constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Examples of forward-looking statements include statements relating to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie forward-looking statements. Risks and uncertainties that may affect our future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements include, among other things, those listed under "Risk Factors" and elsewhere in this annual report. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this annual report to conform these statements to actual results. References herein to "we," "us," and "the Company" are to Majesco Entertainment Company.

Introduction

We develop, publish and distribute video game products primarily for the casual-game consumer. We sell our products primarily to large retail chains, specialty retail stores and distributors. We publish video games for major current generation interactive entertainment hardware platforms, including Nintendo's DS, DSi, 3DS, Wii and WiiU, Sony's PlayStation 3, or PS3, Microsoft's Xbox 360 and Xbox One and the personal computer, or PC. We also publish games for digital platforms, such as Xbox Live Arcade and PlayStation Network, or PSN, mobile platforms such as the iOS and Android phones, and online platforms such as Facebook and Steam.

Our video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, we focus on publishing more casual games targeting casual-game consumers. In some instances, our titles are based on licenses of well-known properties and, in other cases based on original properties. We enter into agreements with content providers and video game development studios for the creation of our video games.

Our operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company is centrally managed and our chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, we operate in a single segment.

Corporate Background

Our principal executive offices are located at 160 Raritan Center Parkway, Edison, NJ 08837, and our telephone number is (732) 225-8910. Our web site address is *www.majescoentertainment.com.* Majesco Sales Inc. was incorporated in 1986 under the laws of the State of New Jersey. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with Majesco Holdings Inc. (formerly ConnectivCorp), then a publicly traded company with no active operations. Majesco Holdings Inc. was incorporated in 2004 under the laws of the State of Delaware. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. On April 4, 2005, Majesco Sales Inc. was merged into Majesco Holdings Inc., and, in connection with the merger, Majesco Holdings Inc. changed its name to Majesco Entertainment Company.

Industry Overview

The video game software market is comprised of two primary sectors. The first sector is software for dedicated console systems such as the Xbox, PlayStation and Wii, and handheld gaming systems, such as DS and 3DS. The majority of software for these platforms has historically been purchased in packaged form through retail outlets. However, in recent years an increasing amount of software has been made available digitally through online networks such as Microsoft's Xbox Live Arcade, or XBLA, and Sony's PlayStation Network, or PSN. The second sector is software for multipurpose devices such as personal computers and mobile devices such as smartphones and tablets. Significant growth is projected in this area, particularly in the form of downloadable and online games for use with mobile devices or over online social networks such as Facebook. These platforms often utilize different customer monetization models such as "freemium" gaming where a customer accesses certain game functionality for free, while paying for certain content in the form of in-game microtransactions for virtual goods or premium game features. Publishers may also earn advertising revenue by displaying third-party ads to users.

North American retail sales of video game software were approximately $7 billion in 2012 according to the NPD Group, a global provider of consumer market research information.

Strategy

Our objective is to be an innovative provider of video games for the casual-game consumer. Specifically, we strive to:

Build our digital business and product offering.

In 2011, we began building a business in digitally-delivered games alongside our traditional console and handheld business. This business encompasses mobile games on Apple's IOS and Android devices, downloadable games on XBLA, PSN and WiiWare, and platforms such as Steam and free-to-play social games on Facebook. Through the end of 2013, we have launched several paid downloadable games and freemium games on these platforms.

In August 2013, we established "Midnight City", a publishing label for digitally-delivered games created by independent developers on various online gaming platforms. Midnight City supports independent developers with customized publishing services, including public relations, marketing, and community content, primarily on digital distribution platforms like Xbox Live Arcade, PlayStation Network, Steam and other PC downloadable sites.

Additionally, in October 2013, we entered the online casino gaming business through an equity investment in GMS Entertainment Limited (GMS"). GMS acquired the operations of Pariplay LTD a developer of both fixed odd and random based online and mobile games for use in real money online games, social casinos and lottery systems. GMS is also a licensed online gambling operator headquartered in the Isle of Man.

Leverage our industry relationships and entrepreneurial environment to enter new categories and bring innovative products to market.

In the past, we have leveraged our experience, entrepreneurial environment and industry relationships with developers, manufacturers, content providers, retailers and resellers to create and distribute new and innovative products. We will continue to capitalize on current market trends and pursue new product opportunities in categories related to our core business.

Focus product development efforts on quality games that are easy to "pick-up-and-play," priced affordably and targeted for the mass market.

Video game development of casual games is generally less expensive and simpler than development of games for the core-gamer demographic, where expectations for graphic quality and depth of play are very high. In general, from a game-play and content perspective, we are focused on publishing games that are relatively easy to play and whose subject matter will appeal to a wide audience. Historically, we focused our game development efforts on products for the Nintendo DS and Wii systems, which experienced significant installed base growth, with appealing price points and unique play mechanics, and resonated with the mainstream gamer. With the introduction of motion-based gaming to both the Xbox 360 and PlayStation 3, we began developing games for these platforms and plan to continue to focus on mass-market gaming for new platforms.

Develop franchise titles with the capability to sell multiple sequels.

Video game franchises are those game brands that successfully sell multiple sequels. These provide valuable long-term benefits both in customer base growth and revenue predictability. A core strategy for growth is to pursue the development and cultivation of long-term franchises both through internally generated intellectual property and long-term licensing arrangements.

Leverage success of our existing franchises.

We have been able to extend our existing products through platform and brand extensions. For example *Zumba Fitness* launched in November 2010 for the Nintendo Wii, Kinect for Xbox 360, and PlayStation 3 Move. We continued to capitalize on the rapid growth of this fitness program with additional releases in fiscal 2012 and fiscal 2013, including *Zumba Fitness 2,* for the Nintendo Wii, *Zumba Fitness Rush* on Kinect for Xbox 360, *Zumba Core* for the Wii and Xbox 360 and Zumba Dance for iOS and Android mobile devices, and in November 2013, *Zumba World Party* for the Wii, WiiU, Xbox 360 and Xbox One. *Zumba Fitness* games have sold over nine million units worldwide.

We have also successfully extended the *Cooking Mama* brand onto multiple games, including *Gardening Mama, Crafting Mama, Babysitting Mama* and *Camping Mama* and across multiple platforms including Nintendo DS, Wii, and 3DS systems.

Products

We offer our customers video game products for a variety of platforms. We own intellectual property related to certain games and license the rights to content from developers or media entertainment companies for certain games, such as for the titles *Alvin and the Chipmunks, Hulk Hogan's Main Event, NBA Baller Beats* and *Phineas and Ferb*. We also distribute games developed by others, including *Hello Kitty Picnic, Monster High Skulltimate Roller Maze* and *Monster High 13 Wishes.*

When a "hit" product proves to have strong consumer acceptance, it may account for a large percentage of our overall net revenue. This occurred in the case of *Zumba*. In fiscal years 2013, 2012 and 2011, revenue from sales of *Zumba* represented approximately 55%,76% and 70% of our total net revenue, respectively. Previously, *Cooking Mama* represented a significant portion of revenue in certain years. These brands grew through numerous iterations across multiple platforms.

Zumba Fitness was introduced in November 2010. Together with its sequels, Zumba Fitness has sold over ten million copies worldwide and was the number one fitness title of 2011 according to NPD. Additional sequel releases included *Zumba Fitness 2* for the Nintendo Wii, *Zumba Fitness Rush* for Xbox 360 and *Zumba Core* for the Wii and Xbox 360, in fiscal 2012, and Zumba World Party for the Wii, WiiU, Xbox 360 and Xbox One and Zumba Dance for iOS and Android mobile devices, in fiscal 2013.

The original *Cooking Mama* game was first introduced in 2006 for the Nintendo DS and the *Cooking Mama* franchise has sold over nine million units across multiple titles in North America. The most recent *Cooking Mama* game, *Cooking Mama 4: Kitchen Magic,* was released in November 2011 for the Nintendo 3DS.

Selected titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Cooking Mama	DS	September 2006
Cooking Mama: World Kitchen	Wii	November 2008
Gardening Mama	DS	March 2009
Jillian Michaels	DS	March 2009
Cooking Mama 3: Shop and Chop	DS	October 2009
Hello Kitty Party	DS	November 2009
Alvin and the Chipmunks: The Squeakquel	Wii, DS	December 2009
Greg Hastings Paintball 2	Xbox 360, Wii	September 2010
Crafting Mama	DS	October 2010
Babysitting Mama	Wii	November 2010
Zumba Fitness	Wii, Xbox 360, PS3	November 2010
Camping Mama: Outdoor Adventures	DS	October 2011
Hulk Hogan's Main Event	Xbox 360	October 2011
Alvin and the Chipmunks: Chipwrecked	Wii, Xbox 360, DS	November 2011
Cooking Mama 4: Kitchen Magic	3DS	November 2011
Zumba Fitness 2	Wii	November 2011
Zumba Rush	Xbox 360	February 2012
NBA Baller Beats	Xbox 360	September 2012
Double Dragon	XBLA, PSN	September 2012
Hello Kitty Picnic	3DS	October 2012
Zumba Core	Wii, Xbox 360	October 2012
Monster High Skulltimate Roller Maze	DS, 3DS, Wii	March 2013
Phineas and Ferb	DS, 3DS, Wii, WiiU, Xbox 360	August 2013
Monster High 13 Wishes	DS, 3DS, Wii	October 2013
Zumba World Party	Wii, WiiU, Xbox 360, Xbox One	November 2013
Zumba Kids	Wii, WiiU, Xbox 360, Xbox One	November 2013

Many of our games were launched for consoles and handheld devices that are now late in their life cycle. In 2012 and 2013, Nintendo's Wii U, Microsoft's Xbox One and Sony's Playstation Vita and Playstation 4 were launched in the United States and Europe. In fiscal 2013, we released certain games for the WiiU and Xbox One. To date, we have not released any games for the new Sony platforms.

We also create titles for mobile platforms, including Apple's iOS and Android. Selected titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Legends of Loot	iOS, Android	October 2012
SciFi Heroes	iOS, Android	November 2012
Flea Symphony	iOS, Android	November 2012
Zumba Dance	iOS, Android	July 2013
Romans from Mars	iOS, Android	October 2013

In August 2013, we established the Midnight City label dedicated to supporting independent developers with customized publishing services, including public relations, marketing, and community content, primarily on digital distribution platforms like Xbox Live Arcade, PlayStation Network, Steam and other PC downloadable sites. In fiscal 2013, we released two games under the Midnight City label:

Selected Titles	Platform	Launch Date
Slender: The Arrival	Steam	October 2013
Blood of the Werewolf	Steam	October 2013

We have also published social games for online play on platforms such as Facebook and Zynga. In January 2013, as part of a larger workforce realignment, we closed our social game development studio.

Product Development

Prior to initiating the development of a video game title, we generally perform market research, studio due diligence and financial analysis. A title is then reviewed by our "green light" committee comprised of members from our executive, product development, finance, sales and marketing and legal/business affairs teams. Once accepted, the title is evaluated at regular milestones to ensure it is progressing on time, according to specifications and on budget.

We primarily use third party development studios to develop our packaged video game software products. However, we employ game producers and quality assurance personnel to manage the creation of the game and its ultimate approval by the first party hardware manufacturer. We carefully select third parties to develop video games based on their capabilities, suitability, availability and cost. We usually have broad rights to commercially utilize products created by the third party developers we work with. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after we recoup development costs. We have worked, and continue to work, with independent third party developers, such as:

- Zoe Mode
- Panic Button
- 1st Playable Productions
- Behaviour Interactive and
- Wayforward Technologies.

The development process for video games also involves working with platform manufacturers from the initial game concept phase through approval of the final product. During this process, we work closely with the developers and manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

Intellectual Property

Like other entertainment companies, our business is affected by the creation, acquisition, exploitation and protection of intellectual property in many ways.

Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. We currently have non-exclusive licenses from Nintendo, Microsoft and Sony for each of the popular console and handheld platforms. Each license generally extends for a term of between two to four years and is terminable under a variety of circumstances. Each license allows us to create one or more products for the applicable system, and requires us to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. All of the hardware manufacturers approve each of the titles we submit for approval on a title-by-title basis, at their discretion. We are also dependent on approvals from distributors for our video game software for PCs and mobile devices.

Licenses from Third Parties

While we develop original titles, most of our titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Even our original titles may require rights to properties from third parties, such as rights to music or content. License agreements with third parties generally extend for a term of between two to four years, are limited to specific territories or platforms and are terminable under a variety of circumstances. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, we are obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payments against these guarantees, but other compensation or payment terms, such as milestone payments, are also common. From time to time, we may also license other technologies from third party developers for use in our products, which also are subject to royalties and other types of payment.

Enforcement

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to our software code and content and register copyrights and trademarks in the United States as appropriate.

Manufacturing

Sony, Nintendo and Microsoft control the manufacturing of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us for distribution. Video games for Microsoft, Nintendo and Sony game consoles consist of proprietary-format optical discs and are typically delivered to us within the relatively short lead time of approximately two to three weeks. With respect to DS and 3DS products, which use a cartridge format, Nintendo typically delivers these products to us within 30 to 45 days after receipt of a purchase order.

Initial production quantities of individual titles are based upon estimated retail orders and consumer demand. At the time a product is approved for manufacturing, we must generally provide the platform manufacturer with a purchase order for that product, and pay for the entire purchase price prior to production. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products. However, manufacturers' difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner. Some of our inventory items are packaged with accessories, such as belts for our *Zumba* games, basketballs for our *NBA Baller Beats* game, and dolls for our *Babysitting Mama* game. The purchase of these accessories involves longer lead times and minimum purchase amounts, which require us to maintain higher levels of inventory than for other games.

We operate in a capital intensive industry. Significant working capital is required to finance the manufacturing of inventory of products, especially during the peak holiday selling season.

We typically ship orders immediately upon receipt of the order. To the extent that any backlog exists at the end of any period, it is not a material indicator of future results.

Sales and Marketing

North America

Historically, our marketing programs have principally supported our premium game titles. While we support most of our titles in some manner, those with the most potential will have long lead times, multi-faceted marketing programs designed to generate enthusiasm and demand. Specific consumer marketing strategies we may employ include: TV; radio and print advertising; website and online marketing; demo distribution; promotions and cross-promotions with third parties; and point-of-purchase advertising.

Additionally, we customize public relations programs that are designed to create awareness with all relevant audiences. To date, our public relations efforts have resulted in significant coverage for our company and individual titles in computer and video game publications, such as Game Informer, IGN and Nintendo Power, as well as major newspapers, magazines and broadcast outlets, such as CNN, USA Today, Wired, Maxim, Newsweek, and the New York Times, among others. We also host media events throughout the year at which print, broadcast and online journalists can preview, review and evaluate our products prior to their release.

In addition to regular face-to-face meetings and communications with our sales force, we employ extensive trade marketing efforts including: direct marketing to buyers and store managers; trade shows; various store manager shows; and distribution and sales incentive programs.

We sell our products primarily to large retail chains, specialty retail stores and distributors. We believe our sales team has strong relationships with major retailers and communicates with them frequently. To supplement our sales team, we currently utilize sales representative organizations located throughout the United States. The firms we use were chosen based on their performance and retailer relationships. It is customary for the sales representatives and resellers of our games who are assigned specific customers to also distribute games produced by other publishers. Distribution channels are dominated by a select group of companies, and a publisher's access to retail shelf space is a significant competitive factor.

International

We do business internationally through our office in the United Kingdom, primarily under license and distribution agreements with 505 Games s.r.l. for distribution in Europe and the PAL territories. These agreements may vary by product and by territory. In a distribution agreement, we manufacture the product, and sell it into the distributors at a wholesale price, with our distribution partner being responsible for retail sell-in and marketing the product. In a licensing agreement, our licensing partner is responsible for the manufacture and sale of the product and we receive royalties and usually an up-front royalty advance.

Digital

We also distribute games online through XBLA and PSN, Steam, Facebook, and Zynga and across networks for mobile devices such as Apple's iPhone. We utilize various methods to market and drive awareness of our titles on these emerging platforms, including online advertising on Facebook, on platform homepages in the cases of XBLA and PSN, and on online sites. We also acquire users through both paid and unpaid channels, due to the viral nature of social and mobile games.

Customers

Customers of our packaged software are comprised of national and regional retailers, specialty retailers and video game rental outlets. We believe we have developed close relationships with a number of retailers, including Amazon, Best Buy, GameStop, Target, Toys R Us and Walmart. We also believe we have strong relationships with U&I Entertainment, Cokem, Ingram and SVG, who act as resellers of our products. For the fiscal year ended 2013, our top two retail accounts were GameStop and Target, each accounting for approximately 14% of our revenue. Revenue from 505 Games s.r.l. under distribution and license arrangements in Europe represented approximately 15%, 22% and 11% of revenue in 2013, 2012 and 2011, respectively. Fluctuations in revenue earned from 505 Games reflect variances in both release slates and distribution arrangements from year to year. A substantial reduction in purchases, termination of purchases or business failure by any of our significant customers could have a material adverse effect on us.

Competition

We compete with many other first and third party publishers and developers in the handheld, console and online segments. In the console and handheld segment, we compete with first party publishers such as Nintendo, Microsoft and Sony, each of which develop software for their respective platforms, as well as third party publishers such as Activision Blizzard, Electronic Arts, Sega, Take-Two Interactive and Ubisoft. In the social and mobile segments, we compete with a range of large and small developers and publishers, which include social-game distributors Electronic Arts and Zynga and mobile-game publishers, Glu Mobile and Rovio. We expect competition to increase in this area in the future.

In general, our products compete with other forms of entertainment for leisure time and discretionary spending of consumers. These other forms of entertainment include movies, television, music, online content and social media. More specifically, the market for interactive entertainment products is highly competitive and relatively few products achieve significant market acceptance. We continue to face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do.

Current and future competitors may be able to:

- respond more quickly to new or emerging technologies or changes in customer preferences;
- carry larger inventories;
- gain access to wider distribution channels;
- undertake more extensive marketing campaigns;
- adopt more aggressive pricing policies;
- devote greater resources to securing the rights to valuable licenses;
- develop stronger relationships with leading software developers;

- make higher royalty payments; and
- secure more and better shelf space.

Competitive factors such as the foregoing may have a material adverse effect on our business.

Seasonality

The interactive entertainment business is highly seasonal, with sales typically higher during the peak holiday selling season during the fourth quarter of the calendar year. Traditionally, the majority of our sales for this key selling period ship in our fiscal fourth and first quarters, which end on October 31 and January 31, respectively. Significant working capital is required to finance the manufacturing of inventory of products that ship during these quarters.

Employees

We had 61 full-time employees in the United States and 1 full-time employee in the United Kingdom as of October 31, 2013. We have not experienced any work stoppages and consider our relations with our employees to be good.

Financial Information About Geographic Areas

See "Note 1 — Principal Business Activity and Basis of Presentation" in the notes to the consolidated financial statements included on Page F-8.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to herein as the SEC. Our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available to the public free of charge over the Internet at our website at *http://www.majescoentertainment.com* or at the SEC's web site at *http://www.sec.gov*. Our SEC filings will be available on our website as soon as reasonably practicable after we have electronically filed or furnished them to the SEC. Information contained on our website is not incorporated by reference into this 10-K. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can view our Code of Conduct and Ethics and the charters for each of our committees of the Board of Directors free of charge on the corporate governance section of our website.

Item 1A. Risk Factors.

Our business and operations are subject to a number of risks and uncertainties as described below. However, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that could harm our business, financial condition or results of operations. If any of the following risks actually occur, our business, financial condition or results of operations could suffer.

We have experienced recent net losses and we may incur future net losses, which may cause a decrease in our stock price.

While we generated net income for fiscal years 2012 and 2011, we incurred net losses of $12.6 million in fiscal 2013, $1.0 million in 2010 and $7.2 million in 2009. We may not be able to continue to generate revenues sufficient to offset our costs and may sustain net losses in future periods. Any such losses may have an adverse effect on our future operating prospects, liquidity and stock price.

Our business activities may require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition, liquidity and our ability to operate going forward.

Although there can be no assurance, our management believes that based on our current plan there are sufficient capital resources from existing levels of cash and operations, including our factoring and purchase order financing arrangements, to finance our operational requirements through at least the next 12 months. If we are unable to maintain profitability, or if unforeseen events occur that would require additional funding, we may need to raise capital or incur debt to fund our operations. We would expect to seek such capital through sales of additional equity or debt securities and/or loans from financial institutions, but there can be no assurance that funds will be available to us on acceptable terms, if at all, and any sales of such securities may be dilutive to investors.

Failure to obtain financing or obtaining financing on unfavorable terms could result in a decrease in our stock price and could have a material adverse effect on future operating prospects, or require us to significantly reduce operations.

We are heavily reliant on our factoring arrangement.

We utilize credit under a factoring agreement with Rosenthal & Rosenthal, Inc. (referred to herein as Rosenthal) whereby we sell our receivables for immediate payment of a portion of the invoice amount and, in some instances, the ability to take additional cash advances. This is our primary source of financing. If Rosenthal suffered financial difficulty, or our relationship with Rosenthal deteriorated, this could significantly impact our liquidity.

We have experienced volatility in the price of our stock.

The price of our common stock has experienced significant volatility. In the 24 months ended October 31, 2013, the high and low bid quotations for our common stock as reported by the Nasdaq Capital Market ranged between a high of $3.63 and a low of $0.52. The historic market price of our common stock may be higher or lower than the price paid for our shares and may not be indicative of future market prices, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;
- our, or a competitor's, announcement of new products, services or technological innovations;
- departures of key personnel;
- general economic, political and market conditions and trends; or
- other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.

We may not be able to sustain or increase the value of our common stock. Declines in the market price of our stock could adversely affect our ability to retain personnel with stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with or involving our common stock.

In addition, purchases or sales of large quantities of our stock could have a significant effect on our stock price.

We seek to manage our business with a view to achieving long-term results, and this could have a negative effect on short-term trading.

Our focus is on creation of stockholder value over time, and we intend to make decisions that will be consistent with this long-term view. As a result, some of our decisions, such as whether to make or discontinue operating investments or pursue or discontinue strategic initiatives, may be in conflict with the objectives of short-term traders. Further, this could adversely affect our quarterly or other short-term results of operations.

We may not be able to maintain our listing on the Nasdaq Capital Market.

Our common stock currently trades on the Nasdaq Capital Market, referred to herein as Nasdaq. This market has continued listing requirements that we must continue to maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders' equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in the two of the last three fiscal years. Our results of operations and our fluctuating stock price directly impact our ability to satisfy these listing standards. In the event we are unable to maintain these listing standards, we may be subject to delisting.

On March 1, 2013, we received a letter from Nasdaq notifying us that for the 30 consecutive trading days preceding the date of the letter, the bid price of our common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Marketplace Rule 5550(a)(2).

The letter also stated that, in accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we will be provided 180 calendar days, or until August 28, 2013, to regain compliance with the minimum bid price requirement. On August 29, 2013, we were notified by Nasdaq that the Company had been provided an additional 180 calendar day grace period, or until February 24, 2014. Compliance is achieved if the bid price per share of our common stock closes at $1.00 per share or greater for a minimum of ten consecutive trading days prior to February 24, 2014.

If we do not achieve compliance within the required period, the Nasdaq staff will provide written notification that the Company's securities are subject to delisting. In that event and at that time, we may appeal the Nasdaq staff delisting determination to a Nasdaq Listing Qualifications Panel in order to present to the panel our intended plan of compliance, which would likely include a reverse stock split in order to increase our bid price above the minimum amount in order to attempt to regain compliance. If the panel does not accept our plan for compliance, or we fail to regain compliance, we could be delisted.

A delisting from Nasdaq would result in our common stock being eligible for listing on the Over-The-Counter Bulletin Board (the "OTCBB"). The OTCBB is generally considered to be a less efficient system than markets such as Nasdaq or other national exchanges because of lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Additionally, trading of our common stock on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our stock.

A significant portion of our revenue in 2013 was generated from games based on the *Zumba Fitness* property.

Approximately 55% of our net revenue in 2013 was generated from the *Zumba Fitness* series of games. We license the rights to publish these games from a third party. In November 2011, we released the sequels *Zumba Fitness 2* and *Zumba Fitness Rush* for the Wii and Kinect platforms, respectively. In November 2012, we released the sequel *Zumba Fitness Core* for the Wii and Kinect platforms. In November 2013, we released the sequel *Zumba Fitness World Party* for the Wii and Kinect platforms. We cannot guarantee that any of the new versions, or future versions, if any, will be as successful as the previous versions. If the new versions are not successful, this may have a significant impact on our revenues.

In addition, even if successful, we currently have not secured, and may be unable to secure, the rights to publish further sequels to these games, which may adversely affect our business and financial performance. Further, if rights to publish sequels are granted to one of our competitors, new products published by them could have a negative impact on our existing Zumba titles in the marketplace.

A decrease in the popularity of our licensed brands and, correspondingly, the video games we publish based on those brands could negatively impact our revenues and financial position.

Certain games released in 2013 were based upon popular licensed brands. As previously mentioned, approximately 55% of our net revenues in 2013 were generated from the *Zumba* franchise games, first commercially released in November 2010. A decrease in the popularity of the *Zumba* property or other licensed properties would negatively impact our ability to sell games based upon such licenses and could lead to lower net sales, profitability, and/or an impairment of our licenses, which would negatively impact our profitability.

Customer accommodations could materially and adversely affect our business, results of operations, financial condition and liquidity.

When demand for our offerings falls below expectations, we may negotiate accommodations to retailers or distributors in order to maintain our relationships with our customers and access to our sales channels. These accommodations include negotiation of price discounts and credits against future orders commonly referred to as price protection. At the time of product shipment, we establish provisions for price protection and other similar allowances. These provisions are established according to our estimates of the potential for markdown allowances based upon historical rates, expected sales, retailer inventories of products and other factors. We cannot predict with certainty whether existing provisions will be sufficient to offset any accommodations we will provide, nor can we predict the amount or nature of accommodations that we will provide in the future. If actual accommodations exceed our provisions, our earnings would be reduced, possibly materially. Any such reduction may have an adverse effect on our business, financial condition or results of operations. The granting of price protection and other allowances reduces our ability to collect receivables and impacts our availability for advances from our factoring arrangement. The continued granting of substantial price protection and other allowances may require additional funding sources to fund operations, but there can be no assurance that such funds will be available to us on acceptable terms, if at all.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand.

A significant portion of our cost structure is attributable to expenditures for personnel, facilities and external development. In the event of additional declines in our current expected sales, we may not be able to dispose of facilities, reduce personnel, terminate contracts or make other changes to our cost structure without disruption to our operations or without significant cash termination and exit costs. Management may not be able to implement such actions in a timely manner, if at all, to offset an immediate shortfall in sales or cash flow. Moreover, reducing costs may hinder our ability to develop a sufficient number of products to publish in the future.

If we do not consistently meet our product development schedules, our operating results will be adversely affected.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring during the end of the year holiday period. In addition, we often seek to release our products in conjunction with specific events, such as the release of a related movie. If we miss these key selling periods for any reason, including product development delays, our sales will suffer disproportionately. Likewise, if a key event to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the ability of third party developers to deliver work in a timely fashion and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back release dates. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, harm our profitability, and cause our operating results to be materially different than anticipated.

Accessories related to two of our most successful titles expose us to hardware manufacturing and shipping risks.

Our *Zumba Fitness* games require a belt accessory for use on the Nintendo Wii and WiiU platforms. The manufacturers of the belt accessory are located in China. Anything that impacts the ability of the manufacturers to produce or otherwise supply the belt accessories for us or increases their costs of production, including the utilization of such manufacturer's capacity by another company; changes in safety, environment or other regulations applicable to the accessories and the manufacturing thereof; natural or manmade disasters that disrupt manufacturing, transportation or communications; labor shortages, civil unrest or other issues negatively impacting Chinese companies; increases in the prices of raw materials; increases in fuel prices and other shipping costs; and increases in local labor costs in China, may increase the prices we must pay for the accessories or otherwise impede our ability to supply the accessories to the market. If we are unable to supply such accessories, sales of the titles will be impacted.

Video games that are not high quality may not sell according to our forecast, which could materially impact our profitability in any given quarter.

In the past few years, the quality standards of games developed for the mass market consumer have improved, affecting consumers' expectations for quality. If our games are not high quality, consumers may not purchase as many games as we expect, which could materially impact our revenue and profitability and possibly result in write-downs of capitalized development costs.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our products.

Retailers typically have limited shelf space and promotional resources, such as circulars and in-store advertising, to support any one product among an increasing number of newly introduced entertainment offerings.

Competition for retail support and shelf space is expected to increase, which may require us to increase our marketing expenditures or reduce prices to retailers. Competitors with more extensive lines, popular products and greater financial resources frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve or maintain the levels of support and shelf space that our competitors receive. As a result, sales of our products may be less than expected, which would have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our quarterly operating results due to seasonality in the interactive entertainment industry and other factors related to our business operations could result in substantial losses to investors.

We have experienced, and may continue to experience, significant quarterly fluctuations in sales and operating results. The interactive entertainment market is highly seasonal, with sales typically significantly higher during the year-end holiday buying season. Other factors that cause fluctuations in our sales and operating results include:

- the timing of our release of new titles as well as the release of our competitors' products;
- the popularity of both new titles and titles released in prior periods;
- the profit margins for titles we sell;
- the competition in the industry for retail shelf space;
- fluctuations in the size and rate of growth of consumer demand for titles for different platforms; and
- the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. We may not be able to maintain consistent profitability on a quarterly or annual basis. In addition, our operating results may be below the expectations of public market analysts and investors causing the price of our common stock to fall or significantly fluctuate.

A weak global economic environment could result in a reduced demand for our products and increased volatility in our stock price.

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and retailers may defer or choose not to make purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products. Additionally, due to the weak economic conditions and tightened credit environment, some of our retailers and customers may not have the same purchasing power, leading to lower purchases of our games for placement into distribution channels. Consequently, demand for our products could be materially different from expectations, which could negatively affect our profitability and cause our stock price to decline.

A significant portion of our sales is derived from our international operations, which may subject us to economic, currency, political, regulatory and other risks.

As we do not directly distribute our games outside of North America, our success and profitability internationally are wholly dependent on the competence and efforts of our international distributors. Moreover, our international operations are vulnerable to a number of additional factors outside of our control, including different consumer preferences; language and cultural differences; foreign currency fluctuations; changes in regulatory requirements; and taxes and tariffs. Such factors may have a negative impact on the sales of our games outside of North America.

Catastrophic events or geo-political conditions may disrupt our business.

Our products are developed within a relatively small number of studio facilities located throughout the world. If a fire, flood, earthquake or other disaster, condition or event such as political instability, civil unrest or a power outage, adversely affected any of these facilities during the development of a product, it could significantly delay the release of the product, which could result in a substantial loss of sales and cause our operating results to differ materially from expectations.

Our business may be affected by issues in the economy that affect consumer spending.

Our products involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles. Certain economic conditions, such as United States or international general economic downturns, including periods of increased inflation, unemployment levels, tax rates, interest rates, gasoline and other energy prices or declining consumer confidence could reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses. A reduction or shift in domestic or international consumer spending could negatively impact our business, results of operations and financial condition. Consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. If economic conditions worsen, our business, financial condition and results of operations could be adversely affected.

The loss of any of our key customers could adversely affect our sales.

Our sales to GameStop and Target each accounted for approximately 14% of our revenue for the fiscal year 2013 and several other major retailers accounted for between 4 and 10% of our revenue each. Although we seek to broaden our customer base, we anticipate that a small number of customers will continue to account for a large concentration of our sales given the consolidation of the retail industry. We do not have written agreements in place with several of our major customers. Consequently, our relationship with these retailers could change at any time. In addition, revenue from 505 Games s.r.l. in Europe represented approximately 15%, 22% and 11% of revenue in 2013, 2012 and 2011, respectively. Our business, results of operations and financial condition could be adversely affected if:

- we lose any of our significant customers;
- any of these customers purchase fewer of our offerings;
- any of these customers encounter financial difficulties, resulting in the inability to pay vendors, store closures or liquidation; or
- we experience any other adverse change in our relationship with any of these customers.

Significant competition in our industry could continue to adversely affect our business.

The market for interactive entertainment products is highly competitive and, relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do. As a result, current and future competitors may be able to:

- respond more quickly to new or emerging technologies or changes in customer preferences;
- undertake more extensive marketing campaigns;
- devote greater resources to secure rights to valuable licenses and relationships with leading software developers;
- gain access to wider distribution channels; and
- have better access to prime shelf space.

We compete with many other third party publishers in both our handheld and console market segments. In addition, console and handheld manufacturers, such as Microsoft, Nintendo and Sony, publish software for their respective platforms. Further, media companies and film studios are increasing their focus on the video game software market and may become significant competitors. We expect competition to increase as more competitors enter the interactive entertainment market.

We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations or financial condition.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed through a variety of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products is dependent in part upon the success of these programs. If the marketing for our products fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

Increasing development costs for games which may not perform as anticipated can decrease our profitability and could result in potential impairments of capitalized software development costs.

Video games can be increasingly expensive to develop. Because the current generation console platforms and computers have greater complexity and capabilities than the earlier platforms and computers, costs are higher to develop games for the current generation platforms and computers. If these increased costs are not offset by higher revenues and other cost efficiencies in the future, our margins and profitability will be impacted, and could result in impairment of capitalized software development costs. If these platforms, or games we develop for these platforms, do not achieve significant market penetration, we may not be able to recover our development costs, which could result in the impairment of capitalized software costs.

Our business is dependent on the viability of console hardware.

Our business depends on hardware on which consumers play our games. Our business can be adversely affected by various factors affecting hardware as follows:

- ***Software pricing.*** Software prices for the current console games are higher than prices for games for the predecessor platforms. There is no assurance that consumers will continue to pay the higher prices on these games. Additionally, as it gets later in the console cycle, consumers may be unwilling to continue to pay the higher prices that they paid closer to the launch of the consoles.
- ***Significant development costs.*** The complexity and capabilities of the current consoles lead to higher development costs for games to make use of the consoles. Greater costs can lead to lower operating margins, negatively affecting our profitability.

Our business is highly dependent on the continued growth of gaming console platforms and our ability to develop commercially successful products for these platforms.

We derive most of our revenue from the sale of products for play on video game platforms manufactured by third parties. The success of our business is dependent upon the continued growth of these platforms and our ability to develop commercially successful products for these platforms.

Transitions in console platforms could adversely affect the market for interactive entertainment software.

In 2005, Microsoft released the Xbox 360 and, in 2006, Sony and Nintendo introduced the PS3 and Wii, respectively. Nintendo launched its next-generation console, the Wii U, during November 2012. In November 2013, Microsoft released the Xbox One and Sony released the Playstation 4. When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console software products for older console platforms in anticipation of new platforms becoming available. During these periods, sales of game console software products we publish may decline until new platforms are introduced and achieve wide consumer acceptance. This decline may not be offset by increased sales of products for the new console platforms. As console hardware moves through its life cycle, platform hardware manufacturers typically enact price reductions and decreasing prices may put downward pressure on software prices. During platform transitions, we may simultaneously incur costs both in continuing to develop and market new titles for prior-generation video game platforms, which may not sell at premium prices, and also in developing products for current-generation platforms, which will not generate immediate or near-term revenue. As a result, our operating results during platform transitions may be more volatile and more difficult to predict than during other times, and such volatility may cause greater fluctuations in our stock price.

Termination or modification of our agreements with platform hardware manufacturers, who are also competitors and frequently control the manufacturing of our titles, may adversely affect our business.

We are required to obtain a license in order to develop and distribute software for each of the manufacturers of video game hardware. We currently have licenses from Sony to develop products for PlayStation, PlayStation 2, PlayStation 3 and PSP, from Nintendo to develop products for the DS, DSi, 3DS, Wii and WiiU and from Microsoft to develop products for the Xbox, Xbox 360 and Xbox One. These licenses are non-exclusive and, as a result, our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms.

Our contracts with these manufacturers grant them approval rights with respect to new products and often also grant them control over the manufacturing of our products. While we believe our relationships with these manufacturers are good, the potential for delay or refusal to approve or support our products exists, particularly since these manufacturers are also video game publishers and, hence, are also our competitors. We may suffer an adverse effect on our business if these manufacturers:

- do not approve a project for which we have expended significant resources;
- refuse or are unable to manufacture or ship our products;
- increase manufacturing lead times or delay the manufacturing of our products; or
- require us to take significant risks in prepaying and holding an inventory of products.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a video game system such as the Xbox or Wii, we must take a license from Microsoft and Nintendo, respectively, which gives these companies the opportunity to set the fee structures that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for new features for their video game systems. The control that hardware manufacturers have over the fee structures for their video game systems could adversely impact our costs, profitability and margins.

Our platform licensors control the fee structures for online distribution of our games on their platforms.

Pursuant to certain of our publisher license agreements, such platform licensors retain sole discretion to determine the fees to be charged for both base level and premium online services available via their online platforms. Each licensor's ability to set royalty rates makes it challenging for us to predict our costs, and increased costs may negatively impact our operating margins. As a result of such varying fee structures, we may be unable to distribute our games in a cost-effective manner through such distribution channels.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with third party video game software developers.

We utilize the services of independent software developers to develop our video games. Consequently, our success in the video game market depends on our continued ability to obtain or renew product development agreements with quality independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products that were originally developed for us by independent video game developers.

Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract independent video game developers. We may be unable to secure or maintain relationships with quality independent developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, more creative control or other advantages. Usually, our agreements with such developers are easily terminable if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches the terms of such agreements.

In addition, many independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, lose key personnel or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer titles and our revenue may decline.

Many of our video game titles are based on or incorporate intellectual property and other character or story rights acquired or licensed from third parties. We expect that many of our future products will also be based on intellectual property owned by others. The cost of acquiring these licenses is often high, and competition for these licenses is intense. Many of our competitors have greater resources to capitalize on licensing opportunities. Our licenses are generally limited in scope to specific platform and/or geographic territories and typically last for two to three years. We may not be able to obtain new licenses, renew licenses when they expire or include new offerings under existing licenses. If we are unable to obtain new licenses or maintain existing licenses that have significant commercial value at reasonable costs, we may be unable to sustain our revenue growth in the future other than through sales or licensing of our independently created material.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on development partners, distribution partners, licensors, third-party service providers, and vendors, among other business partners, in many areas of our business. The failure of these business partners to provide adequate services, such as the failure of an international distribution partner to meet deadline release dates, or the failure of a licensor to market the game containing its licensed property in accordance with our agreement, could disrupt or otherwise adversely impact our business operations and the sales of our games. Furthermore, as many of our business partners reside and/or operate outside of North America, the global economy and other international issues may present obstacles that would prevent them from honoring their obligations to us. Alternative arrangements may not be available to us due, for example, to the unique properties of a business partner such a licensor. In addition, with respect to other business partners, alternative arrangements may not be available to us on commercially reasonable terms or we may experience business interruptions during any transition to a new business partner. If we experience disruptions with or lose any such business partner, our business could be negatively affected.

If we are unable to successfully introduce new products on a timely basis, or anticipate and adapt to rapidly changing technology, including new hardware platform technology, our business may suffer.

A significant component of our strategy is to continue to bring new and innovative products to market, and we expect to incur significant development, licensing and marketing costs in connection with this strategy.

The process of introducing new products or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. In the event we are not successful in developing new titles and other products that gain wide acceptance in the marketplace, we may not recoup our investment costs in these new products, and our business, financial condition and results of operations may be materially adversely affected as a result thereof.

Furthermore, interactive entertainment platforms are characterized by rapidly changing technology. We must continually anticipate the emergence of, and adapt our products to, new interactive entertainment platforms and technologies. The introduction of new technologies, including new console and handheld technology, software media formats and delivery channels, could render our previously released products obsolete, unmarketable or unnecessary. In addition, new platforms may not be as commercially successful as previous generations. If we incur significant expense developing products for a new system or hardware that is ultimately unpopular, sales of these products may be less than expected and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system or hardware that becomes popular, our revenue growth, reputation and competitive position may be adversely affected. Even if we are able to accurately predict which video game platforms will be most successful, we must deliver and market offerings that are accepted in our extremely competitive marketplace.

Data breaches involving the source code for our products or customer data stored by us could adversely affect our reputation and revenues.

We store the source code and game assets for our games throughout the course of the games' development and retain them thereafter on our systems. In addition, as we increase our presence in the social and mobile games market, we expect that we will store the confidential information of our customers. A breach of the systems on which such source code and game assets, customer information and other sensitive data is stored could lead to piracy of our software or litigation against us in connection with data security breaches. Data intrusion into a server for a game with online features could also disrupt the operation of such game. If we are subject to any such data security breaches, we may experience a loss in sales or be forced to pay damages in any such lawsuits, which will adversely impact our revenues. In addition, damage to our reputation resulting from a data breach could have a negative impact on our future profitability. We may also incur costs in implementing additional security measures to ensure that such breach is not repeated.

Competition with emerging forms of home-based entertainment may reduce sales of our products.

We also compete with other forms of entertainment and leisure activities. For example, we believe the overall growth in the use of the Internet and online services, including social networking, by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more of their time using the Internet and online services.

Our adoption of new business models could fail to produce positive results.

We are developing products for new platforms, including online distribution. These new platforms, such as iOS and Android mobile devices, Facebook and Steam, utilize new business models, including generating revenue through micro-transactions by end users, subscription services and advertising. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from our core businesses.

The growth of digital distribution of games may have an adverse effect on our business and financial performance.

Historically, our products have been sold to and through traditional retail channels, such as physical retail stores. The majority of our console video games are purchased through retailers, however the digital distribution of titles through online services is becoming an increasing form of consumption for consumers. As technology improves, we expect digital distribution to become more prevalent and if we are unable to enhance our distribution to deliver games digitally, this will strongly impact our ability to sell our products and our resulting operating performance. In addition, certain of our significant customers could be adversely affected.

Our business is "hit" driven. If we do not deliver "hit" titles, or if consumers prefer competing products, our sales could suffer.

While many new products are regularly introduced, only a relatively small number of "hit" titles account for a significant portion of net revenue. Competitors may develop titles that imitate or compete with our "hit" titles, and take sales away from us or reduce our ability to command premium prices for those titles. Hit products published by our competitors may take a larger share of consumer spending than we anticipate, which could cause our product sales to fall below our expectations. If our competitors develop more successful products or offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well received products, our revenue, margins, and profitability will decline.

Intellectual property claims may increase our product costs or require us to cease selling affected products, which could adversely affect our earnings and sales.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties still may allege infringement. These claims and any litigation resulting from these claims, could prevent us from selling the affected product, or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and future business prospects. Any litigation resulting from these claims could require us to incur substantial costs and divert significant resources, including the efforts of our technical and management personnel.

Our intellectual property is vulnerable to misappropriation and infringement which could adversely affect our business prospects.

Our business relies heavily on proprietary intellectual property, whether our own or licensed from third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our products, or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as the law of the United States. Our rights and the additional steps we have taken to protect our intellectual property may not be adequate to deter misappropriation, particularly given the difficulty of effectively policing unauthorized use of our properties. If we are unable to protect our rights in intellectual property, our business, financial condition or results of operations could be materially adversely affected.

If our products contain defects, our business could be harmed significantly.

The products that we publish and distribute are complex and may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, which could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Rating systems for digital entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

Trade organizations within the video game industry require digital entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of digital entertainment software in their countries. In some instances, we may be required to modify our products to comply with the requirements of these rating systems, which could delay the release of those products in these countries. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles. Several proposals have been made for legislation to regulate the digital entertainment software, broadcasting and recording industries, including a proposal to adopt a common rating system for digital entertainment software, television and music containing violence or sexually explicit material; and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of digital entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas, including legislation prohibiting the sale of certain "M" rated video games to minors, and by engaging in public demonstrations and media campaigns. Retailers may decline to sell digital entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for any of our titles with an "M" rating. Further, if any groups, whether governmental entities, hardware manufacturers or advocacy groups, were to target any of our "M" rated titles, we might be required to significantly change or discontinue a particular title, which could adversely affect our business.

Our business is subject to risks generally associated with the entertainment industry, and we may fail to properly assess consumer tastes and preferences, causing product sales to fall short of expectations.

Our business is subject to all of the risks generally associated with the entertainment industry and, accordingly, our future operating results will depend on numerous factors beyond our control, including economic, political and military conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot be predicted. The period of time necessary to develop new game titles, obtain approvals of platform licensors and produce finished products is variable and may be unpredictable. During this period, consumer appeal for particular games may decrease, causing product sales to fall short of expectations. If domestic and worldwide economic conditions affecting consumer confidence decline or become uncertain, including unfavorable changes in actual or anticipated unemployment rates; tax and government spending; and inflation or interest rates, our revenues could be adversely affected.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. We are frequently competing for this talent with other companies with greater resources. Our ability to operate within the highly competitive interactive entertainment industry is dependent upon our ability to attract and retain our employees. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our businesses will be impaired.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could have a negative impact on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. Although we believe that we currently have adequate internal control procedures in place, we cannot be certain that our internal controls over financial reporting will remain effective. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, we may be subject to liability and/or sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock.

Our investment in online gaming company GMS Entertainment Ltd. may have an adverse effect on our business and financial performance.

On August 6, 2013, Majesco and the founder of Orid Media Limited (referred to herein as Orid) formed GMS Entertainment Limited (referred to herein as GMS), a company incorporated in the Isle of Man, for the purpose of pursuing an online casino games strategy. On October 14, 2013, GMS Entertainment acquired the operations and certain assets and liabilities of Orid and Pariplay Limited (referred to herein as Pariplay). Orid designs and develops both fixed odd and random based online and mobile games for use in real money online games, social casinos and lottery systems. Pariplay is a licensed online gambling operator headquartered in the Isle of Man. The founder of Orid and Pariplay maintains a 50% interest in GMS. We account for GMS on the equity method as a corporate joint venture and will recognize in our financial statements our share of the earnings or losses of GMS in the periods for which they are reported by them.

This investment involves significant challenges and risks, including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, that we acquire unknown liabilities, that we experience difficulty in the integration of business systems and technologies, or that management's attention is diverted from our other businesses. These events could harm our operating results or financial condition.

Pariplay operates in highly competitive industries and its success depends on its ability to effectively compete with numerous domestic and foreign businesses.

Pariplay faces significant competition as it seeks to offer products and services for the lottery and gaming businesses and the evolving interactive lottery and gaming industries. We cannot assure you that its products and services will be profitable or that it will be able to attract and retain players as its products and services compete with other offerings.

We may not be able to capitalize on the expansion of internet or other forms of interactive gaming or other trends and changes in the lottery and gaming industries, in part due to laws and regulations governing the industry.

Pariplay's online, social, casual and mobile products and services are part of the new and evolving interactive gaming industry. Part of our strategy is to take advantage of the liberalization of internet and mobile gaming, both within the U.S. and internationally. This industry involves significant risks and uncertainties, including legal, business and financial risks. The success of this industry and of our interactive products and services will be affected by future developments in social networks, mobile platforms, regulatory developments, data privacy laws and other factors that we are unable to predict and are beyond our control. This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at our expense. Consequently, our future operating results relating to our interactive gaming products and services may be difficult to predict and we cannot provide assurance that our interactive gaming products and services will grow at the rates we expect, or be successful in the long term.

Our business is subject to increasing regulation which could negatively impact our business.

Legislation is continually being introduced in the United States and other countries to mandate rating requirements or set other restrictions on the advertisement or distribution of entertainment software based on content. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, such as the Children's Online Privacy Protection Act. In addition, other laws relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease 21,250 square feet of office, development and storage space located at 160 Raritan Center Parkway, Edison, NJ 08837. The lease, which provides for base rents of approximately $24,000 per month, plus taxes, insurance and operating costs, expires on January 31, 2015.

Item 3. Legal Proceedings.

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. We, in conjunction with Microsoft, are defending ourselves against the claim and have certain third party indemnity rights from developers for costs incurred in the litigation. We cannot currently estimate a potential range of loss if the claim against us is successful.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol "COOL." The market for our common stock has often been sporadic, volatile and limited.

The following table shows the high and low bid quotations for our common stock as reported by Nasdaq from November 1, 2011 through October 31, 2013. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions, and may not represent actual transactions.

	High	Low
Fiscal Year 2012		
First Quarter	$3.63	$2.05
Second Quarter	$3.04	$2.06
Third Quarter	$2.50	$1.64
Fourth Quarter	$1.80	$0.97
Fiscal Year 2013		
First Quarter	$1.25	$0.58
Second Quarter	$0.74	$0.52
Third Quarter	$0.79	$0.56
Fourth Quarter	$0.78	$0.53

Holders of Common Stock. On January 8, 2014, we had 106 registered holders of record of our common stock. On January 8, 2014, the closing sales price of our common stock as reported on Nasdaq was $0.66 per share.

Dividends and dividend policy. We have never declared or paid any dividends on our common stock and we do not anticipate paying dividends on our common stock at the present time. We currently intend to retain earnings, if any, for use in our business. We do not anticipate paying dividends in the foreseeable future.

Securities authorized for issuance under equity compensation plans. The information called for by this item is incorporated by reference from our definitive proxy statement relating to our 2014 Annual Meeting of Stockholders, which we will file with the SEC within 120 days after our October 31, 2013 fiscal year end.

Recent Sales of Unregistered Securities. All prior sales of unregistered securities have been previously reported either on a current report on Form 8-K or a quarterly report on Form 10-Q.

Item 6. Selected Financial Data.

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our audited consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this report.

	Year Ended October 31,				
	2013	2012	2011	2010	2009
	(In thousands, except share data)				
Consolidated Statement of Operations Data:					
Net revenues	$ 47,267	$ 132,287	$ 125,291	$ 75,648	$ 94,452
Cost of sales[1]	35,099	88,772	79,816	57,263	71,543
Gross profit	12,168	43,515	45,475	18,385	22,909
Operating expenses[2]	24,404	39,803	34,115	20,496	29,480
Operating (loss) income	(12,236)	3,712	11,360	(2,111)	(6,571)
Interest and financing costs, net	409	958	1,255	999	1,318
Other non-operating expense (income)[3]	(17)	(1,932)	2,847	(482)	415
(Loss) income before income taxes	(12,628)	4,686	7,258	(2,628)	(8,304)
Income taxes	14	73	426	(1,656)	(1,115)
Net (loss) income	$ (12,642)	$ 4,613	$ 6,832	$ (972)	$ (7,189)
Net (loss) income per share:					
Basic	$ (0.30)	$ 0.12	$ 0.18	$ (0.03)	$ (0.24)
Diluted	$ (0.30)	$ 0.11	$ 0.17	$ (0.03)	$ (0.24)
Weighted average shares outstanding:					
Basic	41,601,343	39,973,248	38,527,589	37,019,750	29,770,382
Diluted	41,601,343	40,823,197	40,123,968	37,019,750	29,770,382

	October 31,				
	2013	2012	2011	2010	2009
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$13,385	$18,038	$13,689	$ 8,004	$11,839
Working capital	15,667	27,746	23,791	11,563	11,815
Total assets	37,649	49,298	52,377	30,029	28,527
Non-current liabilities	—	—	1,949	144	626
Stockholders' equity	20,053	29,337	23,235	12,008	11,719

(1) Cost of sales includes $0.0 million, $0.0 million, $2.7 million, $1.0 million and $2.5 million in 2013, 2012, 2011, 2010 and 2009, respectively, to recognize impairments to the carrying value of products for future release.

(2) Operating expenses include: (1) for 2013, an impairment of software development costs and license fees — cancelled games of $0.7 million; (ii) for 2012, an impairment of capitalized software development costs and license fees — cancelled games of $1.2 million; (iii) for 2011, an impairment of capitalized software development costs and license fees — cancelled games of $1.5 million; (iv) for 2010, an impairment of capitalized software development costs and license fees — cancelled games of $0.4 million; and (v) for 2009, a settlement of litigation and related charges, net, of $0.4 million, and impairment of capitalized software development costs and license fees — cancelled games of $1.0 million.

(3) Other non-operating expense includes: (i) for 2013, a gain from a change in fair value of warrants of less than $0.1 million (ii) for 2012, a gain from a change in fair value of warrants of $1.9 million; (iii) for 2011, a loss from a change in fair value of warrants of $2.8 million; (iv) for 2010, a gain from a change in fair value of warrants of $0.5 million; and (v) for 2009, a loss from a change in fair value of warrants of $0.4 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this annual report on Form 10-K.

Overview

We are a provider of video game products primarily for the family oriented, casual-game consumer. We sell our products primarily to large retail chains, specialty retail stores, video game rental outlets and distributors. We publish video games for almost all major current generation interactive entertainment hardware platforms, including Nintendo's DS, DSi, 3DS and Wii, Sony's PlayStation 3, or PS3, and PlayStation Portable, or PSP®, Microsoft's Xbox 360 and Xbox One and the personal computer, or PC. We also publish games for numerous digital platforms such as Xbox Live Arcade and PlayStation Network, or PSN, and mobile platforms such as iPhone, iPad and Android devices, as well as online platforms such as Facebook and Zynga.com.

Our video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, we focus on publishing more casual games targeting casual-game consumers. In some instances, our titles are based on licenses of well-known properties and, in other cases based on original properties. We enter into agreements with content providers and video game development studios for the creation of our video games.

Our operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company is centrally managed and our chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, we operate in a single segment.

Net Revenues. Our revenues are principally derived from sales of our video games. We provide video games primarily for the mass market and casual-game player. Our revenues are recognized net of estimated provisions for price protection and other allowances.

Cost of Sales. Cost of sales consists of product costs and amortization and impairment of software development costs and license fees. A significant component of our cost of sales is product costs. Product costs are comprised primarily of manufacturing and packaging costs of the disc or cartridge media, royalties to the platform manufacturer and manufacturing and packaging costs of peripherals. In cases where we act as a distributor for other publishers products, cost of sales may increase as we acquire products at a higher fixed wholesale price. While the product costs as a percentage of revenue is higher on these products, we do not incur up front development and licensing fees or resulting amortization of software development costs. Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to cost of sales — loss on impairment of software development costs and license fees — future releases. These expenses may be incurred prior to a game's release.

Gross Profit. Gross profit is the excess of net revenues over product costs and amortization and impairment of software development and license fees. Development and license fees incurred to produce video games are generally incurred up front and amortized to cost of sales. The recovery of these costs and total gross profit is dependent upon achieving a certain sales volume, which varies by title.

Product Research and Development Expenses. Product research and development expenses relate principally to our cost of supervision of third party video game developers, testing new products, development of social games and conducting quality assurance evaluations during the development cycle that are not allocated to games for which technological feasibility has been established. Costs incurred are primarily employee-related, may include equipment, and are not allocated to cost of sales.

Selling and Marketing Expenses. Selling and marketing expenses consist of marketing and promotion expenses, including television advertising, the cost of shipping products to customers and related employee costs. Credits to retailers for trade advertising are a component of these expenses.

General and Administrative Expenses. General and administrative expenses primarily represent employee related costs, including corporate executive and support staff, general office expenses, professional fees and various other overhead charges. Professional fees, including legal and accounting expenses, typically represent one of the largest components of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings.

Loss on Impairment of Software Development Costs and License Fees-Cancelled Games. Loss on impairment of software development costs and license fees — cancelled games consists of contract termination costs, and the write-off of previously capitalized costs, for games that were cancelled prior to their release to market. We periodically review our games in development and compare the remaining cost to complete each game to projected future net cash flows expected to be generated from sales. In cases where we don't expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete the game, we cancel the game, and record a charge to operating expenses. While we incur a current period charge on these cancellations, we believe we are limiting the overall loss on a game project that is no longer expected to perform as originally expected due to changing market conditions or other factors. Significant management estimates are required in making these assessments, including estimates regarding retailer and customer interest, pricing, competitive game performance and changing market conditions.

Interest and Financing Costs. Interest and financing costs are directly attributable to our factoring and our purchase-order financing arrangements. Such costs include commitment fees and fees based upon the value of customer invoices factored.

Income Taxes. Income taxes consists of our provision/(benefit) for income taxes, as affected by our net operating loss carryforwards. Future utilization of our net operating loss, or NOL, carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL carryforwards before utilization. Due to our history of losses, a valuation allowance sufficient to fully offset our NOL and other deferred tax assets has been established under current accounting pronouncements, and this valuation allowance will be maintained until sufficient positive evidence exists to support its reversal. In fiscal 2012 and 2011, we reversed our valuation allowance to the extent of our NOLs used, and recorded certain alternative minimum taxes and state taxes.

Seasonality and Variations in Interim Quarterly Results

Our quarterly net revenues, gross profit and operating income are impacted significantly by the seasonality of the retail selling season, and the timing of the release of new titles. Sales of our catalog and other products are generally higher in the first and fourth quarters of our fiscal year (ending January 31 and October 31, respectively) due to increased retail sales during the holiday season. Sales and gross profit as a percentage of sales also generally increase in quarters in which we release significant new titles because of increased sales volume as retailers make purchases to stock their shelves and meet initial demand for the new release. These quarters also benefit from the higher selling prices that we are able to achieve early in the product's life cycle. Therefore, sales results in any one quarter are not necessarily indicative of expected results for subsequent quarters during the fiscal year.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and to the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management's discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results.

Revenue Recognition. We recognize revenue upon the shipment of our product when: (1) risks and rewards of ownership are transferred; (2) persuasive evidence of an arrangement exists; (3) we have no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. Certain products are sold to customers with a street date (the earliest date these products may be resold by retailers). Revenue for sales of these products is not recognized prior to their street date. Included in advances from customers and deferred revenue as of October 31, 2013 is deferred revenue of $5.2 million on sales of products with a future street date. In connection with this deferred revenue, the Company has approximately $1.7 million of deferred cost of sales — product included in prepaid expenses and other current assets. Some of our software products provide limited online features at no additional cost to the consumer. Generally, we have considered such features to be incidental to our overall product offerings and an inconsequential deliverable. Accordingly, we do not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying our revenue recognition policy. To date, the Company has not earned significant revenues from such features. In addition, some of our software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

When we enter into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

We operate hosted online games in which players can play for free and purchase virtual goods for use in the games. We recognize revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. We currently estimate these periods of use to be three to four months. We will periodically assess our estimates for this period of use and future increases or decreases in these estimates will affect our recognized revenues prospectively. We also recognize advertising revenue related to advertising placed on our game sites as ads are displayed. We have not earned significant revenue to date related to online games.

Price Protection and Other Allowances. We generally sell our products on a no-return basis, although in certain instances, we provide price protection or other allowances on certain unsold products in accordance with industry practices. Price protection, when granted and applicable, allows customers a partial credit with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances. Sales incentives and other consideration that represent costs incurred by us for benefits received, such as the appearance of our products in a customer's national circular advertisement, are generally reflected as selling and marketing expenses. We estimate potential future product price protection and other discounts related to current period product revenue. In addition, some of our software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

Our provisions for price protection and other allowances fluctuate over periods as a result of a number of factors including analysis of historical experience, current sell-through of retailer inventory of our products, current trends in the interactive entertainment market, the overall economy, changes in customer demand and acceptance of our products and other related factors. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. However, actual allowances granted could materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions, technological obsolescence due to new platforms, product updates or competing products. For example, the risk of requests for allowances may increase as consoles pass the midpoint of their lifecycle and an increasing number of competitive products heighten pricing and competitive pressures. While management believes it can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, this will result in a change in our provisions, which would impact the net revenues and/or selling and marketing expenses we report. For the 12-month periods ended October 31, 2013, 2012 and 2011, we provided allowances for future price protection and other allowances of $3.0 million, $4.3 million and $4.0 million, respectively. Fluctuations in the provisions reflected our estimates of future price protection based on the factors discussed above. We limit our exposure to credit risk by factoring a portion of our receivables to a third party that buys without recourse. For receivables that are not sold without recourse, we analyze our aged accounts receivables, payment history and other factors to make a determination if collection of receivables is likely, or a provision for uncollectible accounts is necessary.

Capitalized Software Development Costs and License Fees. Software development costs include development fees, primarily in the form of milestone payments made to independent software developers. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product's release capitalized software development costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product.

Prepaid license fees represent license fees to holders for the use of their intellectual property rights in the development of our products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (capitalized license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance commitment remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license. Capitalized software development costs are classified as non-current if they relate to titles for which we estimate the release date to be more than one year from the balance sheet date. Non-current costs amounted to $0 and $500 as of October 31, 2013 and 2012, respectively.

The amortization period for capitalized software development costs and license fees is usually no longer than one year from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate.

When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to cost of sales — loss on impairment of software development costs and license fees — future releases, in the period such a determination is made. These expenses may be incurred prior to a game's release. If a game is cancelled and never released to market, the amount is expensed to operating costs and expenses — loss on impairment of capitalized software development costs and license fees — cancelled games. As of October 31, 2013, the net carrying value of our licenses and software development costs was $7.8 million. If we were required to write off licenses or software development costs, due to changes in market conditions or product acceptance, our results of operations could be materially adversely affected.

License fees and milestone payments made to our third party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

We have expensed as research and development all costs associated with the development of social games. These games have not earned significant revenues to date and we are continuing to evaluate alternatives for future development and monetization.

Inventory. Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We estimate the net realizable value of slow-moving inventory on a title-by-title basis and charge the excess of cost over net realizable value to cost of sales. Some of our inventory items are packaged with accessories, such as basketballs for our *NBA Baller Beats* game, belts for our *Zumba* games and dolls for our *Babysitting Mama* game. The purchase of these accessories involves longer lead times and minimum purchase amounts, which require us to maintain higher levels of inventory than for other games. Therefore, these items have a higher risk of obsolescence, which we review periodically based on inventory and sales levels.

Accounting for Stock-Based Compensation. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including, in the case of stock option awards, estimating expected stock volatility. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Commitments and Contingencies. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable. We record associated legal fees as incurred.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total revenues:

	Year Ended October 31,		
	2013	2012	2011
Net revenues	100.0%	100.0%	100.0%
Cost of sales			
Product costs	39.4	35.3	43.8
Software development costs and license fees	34.9	31.8	17.7
Loss on impairment of software development costs and license fees – future releases	—	—	2.2
Gross profit	25.7	32.9	36.3
Operating expenses			
Product research and development	11.7	5.9	5.6
Selling and marketing	16.6	15.2	11.7
General and administrative	19.4	7.6	8.4
Workforce reduction	1.7	—	—
Depreciation and amortization	0.8	0.4	0.3
Loss on impairment of software development costs and license fees – canceled games	1.4	1.0	1.2
Operating (loss) income	(25.9)	2.8	9.1
Interest and financing costs and other non-operating expenses	0.8	(0.8)	3.3
(Loss) income before income taxes	(26.7)	3.6	5.8
Income taxes	0.0	0.1	0.3
Net (loss) income	(26.7)%	3.5%	5.5%

The following table sets forth the components of settlements and loss on impairments for the years ended October 31, 2013, 2012 and 2011.

	Year Ended October 31,		
	2013	2012	2011
		(in thousands)	
Loss on impairment of software development costs and license fees – cancelled games	$675	$1,219	$1,512

The following table sets forth the source of net revenues, by game platform, for the years ended October 31, 2013, 2012 and 2011.

	Year Ended October 31,					
	2013		2012		2011	
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
Nintendo Wii, WiiU	$21.9	46%	$ 79.0	60%	$ 73.2	58%
Microsoft Xbox 360	10.4	22%	34.9	26	23.2	18
Nintendo DS	8.1	17%	13.8	10	22.2	18
Nintendo 3DS	3.8	8%	1.7	1	—	—
Sony Playstation 3	0.9	2%	0.9	1	4.7	4
Accessories and other	2.2	5%	2.0	2	2.0	2
TOTAL	$47.3	100%	$132.3	100%	$125.3	100%

Year ended October 31, 2013 versus year ended October 31, 2012

Net Revenues. Net revenues for the year ended October 31, 2013 decreased approximately 64% to $47.3 million from $132.3 million in the comparable period last year. The decrease was primarily due to lower sales of our Zumba Fitness products and smaller slate of new releases for the Microsoft Kinect. The decline in Zumba sales was due to the timing of our newly released titles, and declining sales for successive sequel releases, particularly on the Nintendo Wii platform. Our results for the year ended October 31, 2012 included revenues from the launch of two new Zumba sequel titles for both the Nintendo Wii and Microsoft Kinect for the Xbox 360. The first set of Zumba sequels, Zumba 2 for the Nintendo Wii and Zumba Rush for the XBOX 360 were released in November 2011 and February 2012, respectively, and Zumba Core for the Nintendo Wii and XBOX 360 were released in October 2012. Both of these releases occurred during our 2012 fiscal year. Comparatively, we had no launch revenues for Zumba console games in our results for the same period in fiscal 2013 as our fourth sequel Zumba title, Zumba World Party was released in November 2013. Additionally, we have experienced comparatively lower sales for each successive Zumba sequel. We believe declining software sales for all video games for the Nintendo Wii, reflecting the end of life of the Wii platform, contributed to declining Zumba sales, as well as the life of the product. Net revenues in the European market decreased to approximately $8.2 million from $28.8 million a year ago, also reflecting both Zumba-release timing and a decline in sequel sales. Overall Zumba sales accounted for 55% of our net revenues during the period, compared to 76% in the prior year.

Gross Profit. Gross profit for the year ended October 31, 2013 was $12.2 million compared to a gross profit of $43.5 million last year. The decrease in gross profit was primarily attributable to decreased net revenues for the year ended October 31, 2013, as discussed above. Gross profit as a percentage of net sales was 26% for the year ended October 31, 2013, compared to 33% for the year ended October 31, 2012. The decrease in gross profit as a percentage of sales primarily reflects lower average net selling prices and higher development and license fees in the current period.

Product Research and Development Expenses. Research and development expenses were $5.5 million for the year ended October 31, 2013, compared to $7.8 million of expenses for the same period in 2012. Lower internal development expenses, including the impact of headcount reductions resulting from the closing of our social games studio in January 2013, were partially offset by increased third-party development costs of mobile games in the current-year period.

Selling and Marketing Expenses. Total selling and marketing expenses were approximately $7.9 million for the year ended October 31, 2013, compared to $20.2 million for the year ended October 31, 2012. The decrease was primarily due to decreased media advertising and marketing expenses related to Zumba, NBA Baller Beats and other new releases. Commissions and other costs were also lower due to lesser sales volumes and our January 2013 headcount reduction.

General and Administrative Expenses. For the year ended October 31, 2013, general and administrative expenses decreased to $9.2 million from $10.1 million in the comparable prior-year period. The decrease primarily reflected lower compensation costs, including stock compensation and other administrative expenses. The prior year period also included charges for uncollectible accounts receivable. These decreases we partially offset by higher legal and consulting expenses.

Workforce Reduction. Workforce reduction costs amounted to $0.8 million in the year ended October 31, 2013. There were no such costs in the prior-year period. On January 8, 2013, we implemented a realignment of our workforce to reduce certain fixed costs and provide for a more flexible variable cost based model using outside subcontractors in the production of our games. The realignment included a reduction in workforce of approximately 40 employees. Workforce reduction costs consisted primarily of severance costs.

Loss on Impairment of Capitalized Software Development Costs and License Fees — Cancelled Games. For the year ended October 31, 2013, loss on impairment of capitalized software development costs and license fees — cancelled games, amounted to $0.7 million compared to $1.2 million in the prior-year period. Our games in development are subject to periodic reviews to assess game design and changing market conditions. When we do not expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete a game, we cancel the game, and record a charge to operating expenses for the carrying amount of the game. In fiscal 2013, we reduced the number of console-game development projects initiated.

Operating (Loss) Income. Operating loss for the year ended October 31, 2013 was approximately $12.2 million, compared to operating income of $3.7 million in 2012, primarily as a result of decreased revenues and gross profits discussed above and our January 2013 workforce reduction offset by lower advertising costs and impairment losses.

Change in Fair Value of Warrant Liability. Prior to March 2013, we had outstanding warrants that were recorded at fair value as liabilities and re-measured on a quarterly basis. We recorded a gain of $1.9 million for the year ended October 31, 2012, reflecting a decrease in the fair value of the warrants. In the year ended October 31, 2013, the warrants expired and the change in the fair value of the warrant liability was not significant.

Income Taxes. In the year ended October 31, 2013 and 2012, our income tax expense was not significant, representing primarily minimum state and federal income taxes.

GMS Entertainment Limited. In October 2013, GMS completed an asset purchase agreement to acquire substantially all of the assets of Orid Media, a designer and developer of online casino games, including all of the outstanding share capital of its wholly-owned subsidiary Pariplay. The operations of GMS from the date of the asset purchase to October 31, 2013 were not material.

Year ended October 31, 2012 versus year ended October 31, 2011

Net Revenues. Net revenues for the year ended October 31, 2012 increased to $132.3 million from $125.3 million in the comparable period last year. The increase was primarily due to increased sales of our Zumba Fitness products, partially offset by decreased sales of our catalog games for the Nintendo DS and Wii. The 2012 results include revenue from the release of two Zumba Fitness sequel products for the Nintendo Wii and Microsoft Xbox 360, as well as catalog sales of our original Zumba fitness product. Comparably, 2011 only includes sales of our original Zumba Fitness products. Sales in the European market increased to $28.8 million from $15.2 million in the same period a year ago. During the year ended October 31, 2012, we recorded product sales revenues from the release of Zumba products in Europe under a distribution agreement with a third party. Under this agreement, we retain all rights to manufacture finished products for the European markets and a third party purchases the goods for resale. Additionally, we continued to receive licensing royalties on European distribution of our original Zumba Fitness products released during the twelve months ended October 31, 2011, under a licensing and manufacturing agreement with a third party. Under this agreement, the third party had rights to manufacture and sell the product in certain territories, and we received a royalty based on their sales. Revenue from *Zumba Fitness* products accounted for approximately 76% and 70% of total revenue in 2012 and 2011, respectively, on a consolidated basis.

Gross Profit. Gross profit for the year ended October 31, 2012 was $43.5 million compared to a gross profit of $45.5 million in the same period last year. Gross profit as a percentage of sales decreased, offsetting the increase in net revenues discussed above. Gross profit as a percentage of net sales was 33% for the year ended October 31, 2012, compared to 36% for the year ended October 31, 2011. The decrease in gross profit as a percentage of sales was primarily due to the impact of higher license costs and promotional allowances to retailers on our Zumba products and lower gross margins on our other products, including the effects of amortizing software development costs of new releases. Gross profit in the current year was also affected by $1.3 million of valuation charges for excess inventory, primarily related to *Baller Beats* and accessory balls. The prior year included corresponding inventory charges for *Babysitting Mama* which was packaged with a doll.

Product Research and Development Expenses. Research and development expenses increased to $7.8 million for the year ended October 31, 2012, from $7.0 million in 2011. The increase was primarily due to costs related to our online and mobile games business and increased production headcount. Development costs associated with online and mobile games amounted to $4.2 million in 2012 versus $3.2 million in 2011, as the full-year effects of internal costs resulting from the June 2011 acquisition of Quick Hit were partially offset by lower spending for third-party development. In January of 2013, we decided to close the facility acquired from Quick Hit and plan to have these games developed by outside developers.

Selling and Marketing Expenses. Total selling and marketing expenses were approximately $20.2 million for the year ended October 31, 2012, compared to $14.7 million for the year ended October 31, 2011. The increase was primarily due to increased media advertising, primarily related to *Zumba Fitness* and certain new releases, and to sales commissions and other variable costs associated with increased sales volumes. The year ended October 31, 2012 included the effects of $4.0 million of reimbursements from vendors under cooperative advertising arrangements. We had no such cooperative advertising arrangements in the year ended October 31, 2011.

General and Administrative Expenses. For the year ended October 31, 2012, general and administrative expenses were $10.1 million, compared to $10.5 million for the year ended October 31, 2011, as lower incentive compensation costs were offset by increases in other expenses.

Loss on Impairment of Software Development Costs and License Fees — Cancelled Games. For the year ended October 31, 2012, loss on impairment of software development costs and license fees — cancelled games, amounted to $1.2 million compared to $1.5 million in the prior-year period. Our games in development are subject to periodic reviews to assess game design and changing market conditions. When we do not expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete a game, we cancel the game, and record a charge to operating expenses for the carrying amount of the game. We may cancel games at any stage of development and impairment losses may fluctuate significantly from period to period.

Interest and Financing Costs. Interest and financing costs, which includes financing costs associated with our factoring activities were approximately $1.0 million for the year ended October 31, 2012 compared to $1.3 million for the year ended October 31, 2011, reflecting reduced borrowing activity during the year.

Operating Income. Operating income for the year ended October 31, 2012 was approximately $3.7 million, compared to $11.4 million in the comparable period in 2011, reflecting generally lower gross profit percentages and increased marketing expenses for new releases, including our Zumba products.

Change in Fair Value of Warrant Liability. We recorded a gain of $1.9 million for the year ended October 31, 2012, which reflected a decrease in the fair value of the warrants primarily based upon the decreased market price of a share of our common stock during the period, compared to a loss of $2.8 million recognized in the year ended October 31, 2011, which resulted primarily from an increasing share price during the period.

Income Taxes. Our income tax expense was less than $0.1 million in the year ended October 31, 2012 and $0.4 million in the year ended October 31, 2011, which represented our current alternative minimum tax provision and certain state income taxes and reflected the use of available NOL carryforwards to offset taxable income.

Liquidity and Capital Resources

As of October 31, 2013, our cash and cash equivalents balance was $13.4 million and funds available to us under our factoring agreement was $4.8 million. Additionally, we have approximately $8.3 million available on our purchase order financing agreement. We expect continued fluctuations in the use and availability of cash due to the seasonality of our business, timing of receivables collections and working capital needs necessary to finance our business.

Our current plan is to fund our operations through existing cash and cash equivalents and product sales. However, our operating results may vary significantly from period to period and we have incurred operating losses. Our sales have declined significantly during 2013 partially due to the late lifecycle of existing generation gaming platforms, the introduction of competing platforms such as mobile gaming, and lower sales of our Zumba fitness products. As a result, we have reduced our operating expenses. We believe, based on our forecasts and existing cash and cash equivalents we can fund our operations through at least January 31, 2015. However, we may be required to modify our plan, or seek outside sources of financing, and/or equity sales, if our current operating plan and sales targets are not met. There can be no assurance that such funds will be available on acceptable terms, if at all. In the event that we are unable to negotiate alternative financing, or negotiate terms that are acceptable to us, we may be forced to modify our business plan materially, including making reductions in game development and other expenditures. Additionally, we are dependent on our purchase order financing and account receivable factoring agreement to finance our working capital needs, including the purchase of inventory. If the current level of financing was reduced or we fail to meet our operational objectives, it could create a material adverse change in the business.

Factoring and Purchase Order Financing.

To satisfy our liquidity needs, we factor our receivables. Under our factoring agreement, we have the ability to take cash advances against accounts receivable and inventory of up to $30.0 million, and the availability of up to $2.0 million in letters of credit. The factor, in its sole discretion, can reduce the availability of financing at any time. Outstanding advances against accounts receivable under our factoring agreement amounted to $1.7 million at October 31, 2013. We also utilize financing to provide funding for the manufacture of our products. Under an agreement with a finance company, we have up to $10.0 million of availability for letters of credit and purchase order financing. These funds are available for the purchase of inventory, and are re-payable upon receipt of the inventory by us. In connection with these arrangements, the finance company and the factor have a security interest in substantially all of our assets. We had outstanding advances of $1.8 million for purchase order financing at October 31, 2013.

Under the terms of our factoring agreement, we sell our accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept the credit risk associated with a receivable. If the factor does not accept the credit risk on a receivable, we may sell the accounts receivable to the factor while retaining the credit risk. In both cases we surrender all rights and control over the receivable to the factor. However, in cases where we retain the credit risk, the amount can be charged back to us in the case of non-payment by the customer. The factor is required to remit payments to us for the accounts receivable purchased from us, provided the customer does not have a valid dispute related to the invoice. The amount remitted to us by the factor equals the invoiced amount, adjusted for allowances and discounts we have provided to the customer, less factor charges of 0.45 to 0.5% of the invoiced amount.

In addition, we may request that the factor provide us with cash advances based on our accounts receivable and inventory. The factor may either accept or reject our request for advances at its discretion. Generally, the factor allowed us to take advances in an amount equal to 70% of net accounts receivable, plus 60% of our inventory balance, up to a maximum of $2.5 million of our inventory balance. Occasionally, the factor allows us to take advances in excess of these amounts for short-term working capital needs. These excess amounts are typically repaid within a 30-day period. At October 31, 2013, we had no excess advances outstanding.

Amounts to be paid to us by the factor for any accounts receivable are offset by any amounts previously advanced by the factor. The interest rate is prime plus 1.5%, annually, subject to a 5.5% floor. In certain circumstances, an additional 1.0% annually is charged for advances against inventory.

Manufacturers require us to pay cash in advance in order to manufacture the products required under a purchase order. We may finance these orders utilizing our finance company or our factor. The finance company charges 1.5% of the purchase order amount for each transaction for 30 days, plus administrative fees. Our factor provides purchase order financing at a cost of 0.5% of the purchase order amount for each transaction for 30 days. Additional charges are incurred if borrowings remain outstanding in excess of the original time period and/or the financing company is not paid at the time the products are received. When our liquidity position allows, we will pay cash in advance instead of utilizing purchase order financing. This results in reduced financing and administrative fees associated with purchase order financing.

Advances from Customers. On a case by case basis, distributors and other customers have agreed to provide us with cash advances on their orders. These advances are then applied against future sales to these customers. In exchange for these advances, we offer these customers beneficial pricing or other considerations.

Contingencies and Commitments.

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. We, in conjunction with Microsoft, are defending ourselves against the claim and have certain third party indemnity rights from developers for costs incurred in the litigation. We cannot currently estimate a potential range of loss if the claim against us is successful.

The Company at times may be a party to claims and suits in the ordinary course of business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. The Company has not recorded a liability with respect to the matters above. While the Company believes that it has valid defenses with respect to the legal matter pending and intends to vigorously defend the matter above, given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome, it is possible that the resolution of the matter could have a material adverse effect on our consolidated financial position, cash flows or results of operations.

The table below summarizes our contractual obligations as of October 31, 2013, in thousands. In addition, certain license agreements provide for minimum commitments for marketing support.

	Payments due by period				
	Total of payments	Less than one year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 370	$ 297	$73	—	—
Software development	1,688	1,688	—	—	—
Total	$2,058	$1,985	$73	—	—

On January 8, 2013, we implemented a realignment of our workforce to reduce certain fixed costs and provide for a more flexible variable cost based model using outside subcontractors in the production of our games. The realignment included a reduction in workforce, including employees related to the closure of our studio in Massachusetts, which focused on social games for Facebook, game-testing personnel in our New Jersey facility, and other marketing and support personnel. We recorded charges of approximately $0.8 million in the first quarter of fiscal 2013 relating to this reduction in force, consisting primarily of severance payments and termination benefits. These commitments were fully paid in fiscal 2013.

Off-Balance Sheet Arrangements

As of October 31, 2013, we had no off-balance sheet arrangements.

Inflation

Our management currently believes that inflation has not had, and does not currently have, a material impact on continuing operations.

Cash Flows

Cash and cash equivalents were $13.4 million as of October 31, 2013, compared to $18.0 million as of October 31, 2012. Working capital as of October 31, 2013 was $15.7 million compared to $27.7 million as of October 31, 2012. Total cash and equivalents, plus advances available to us under our factoring agreement was $18.2 million and $31.3 million at October 31, 2013 and 2012, respectively.

Operating Cash Flows. Our principal operating source of cash is sales of our interactive entertainment products. Our principal operating uses of cash are for payments associated with third party developers of our software; costs incurred to manufacture, sell and market our video games and general and administrative expenses.

For the year ended October 31, 2013, we used approximately $4.6 million in cash for operating activities, compared to $6.1 million of net cash flows provided by operations in the prior year. The change in cash flows from operations was primarily due to decreased operating (loss) income, which decreased $15.9 million from $3.7 million of operating income in the year ended October 31, 2012 to $12.2 million of operating loss in the year ended October 31, 2013. In the current year, reported operating cash flow was positively affected by the collection of prior-year accounts receivable. In 2012, reported cash flows from operations were negatively affected by an increase in accounts receivable from October 2012 releases, the effects of which were partially offset by the timing of development costs and amortization. Operating income excludes the non-cash effects of the change in our warrant liability and interest and financing costs.

For the year ended October 31, 2012, we generated approximately $6.1 million in cash flow from operating activities, compared to $9.4 million of net cash flows from operations in the prior year. The decrease in cash provided by operating activities was primarily due to decreased operating income, which decreased $7.7 million from $11.4 million in the year ended October 31, 2011 to $3.7 million of operating income in the year ended October 31, 2012. Operating income excludes the non-cash effects of the change in our warrant liability and interest and financing costs.

Investing Cash Flows. Cash used in investing activities for the years ended October 31, 2013, 2012 and 2011 included purchases of computer equipment and leasehold improvements of $0.3 million, $0.3 million and $0.5 million, respectively. In 2011, the Company used $0.8 million to acquire the assets of Quick Hit, Inc. and in 2013, the Company invested $3.5 million in GMS Entertainment, a joint venture formed to pursue online casino gaming.

Financing Cash Flows. Net cash (used in) provided by financing activities for the years ended October 31, 2013, 2012 and 2011 amounted to $3.7 million, $(1.4) million and $(2.5) million, respectively. In 2013, the Company received proceeds of $2.0 million from a direct sale of its common stock to an investor. In addition, the Company used $1.8 million of its purchase financing facility for the purchase of inventory for the 2013 holiday selling season. In 2012 and 2011, the net use of cash in financing activities reflected decreases in inventory financing balances. In 2011, the effect of the net decrease in outstanding financing was partially offset by $1.8 million of net of proceeds from the exercise of outstanding options and warrants.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide the information under this item, pursuant to Regulation S-K Item 305(e).

Item 8. Financial Statements and Supplementary Data.

The financial statements required by Item 8 are submitted in a separate section of this report, beginning on Page F-1, are incorporated herein and made a part hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

No system of controls can prevent errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur. Controls can also be circumvented by individual acts of some people, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Subject to the limitations above, management believes that the consolidated financial statements and other financial information contained in this report, fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented.

Based on the evaluation of the effectiveness of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective at a reasonable assurance level.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, or GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions involving our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2013. In making this assessment, management used the framework set forth in the report entitled Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this evaluation, management determined that our system of internal control over financial reporting was effective as of October 31, 2013.

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management was not subject to attestation by our registered public accounting firm.

Item 9B. Other Information.

Not applicable.

PART III

The information required by Part III of Form 10-K under the items listed below are incorporated by reference from our definitive proxy statement relating to the 2014 Annual Meeting of Stockholders, which we will file with the SEC within 120 days after our October 31, 2013 fiscal year end.

Item 10. Directors, Executive Officers and Corporate Governance.

Item 11. Executive Compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Item 14. Principal Accountant Fees and Services.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1) Financial Statements.

The financial statements required by item 15 are submitted in a separate section of this report, beginning on Page F-1, incorporated herein and made a part hereof.

(2) Financial Statement Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

(3) Exhibits.

The following exhibits are filed with this report, or incorporated by reference as noted:

2.1	Asset Purchase Agreement, dated June 3, 2011, among Majesco Entertainment Company, Quick Hit, Inc. and MMV Capital Partners Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 6, 2011).
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
3.2	Restated Bylaws (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 17, 2005).
4.1	Securities Purchase and Registration Rights Agreement dated as of August 29, 2007 by and among Majesco Entertainment Company and the Investors named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on September 5, 2007).
4.2	Form of Common Stock Purchase Warrant issued to investors (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on September 5, 2007).
4.3	Warrant Purchase Agreement dated March 29, 2010 between Majesco Entertainment Company and Gerald A. Amato (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on September 14, 2010).
10.1	Lease Agreement, dated as of February 2, 1999, by and between 160 Raritan Center Parkway, L.L.C. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 11, 2004).
10.2	Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 22, 2004).
10.3	Amendment, dated March 18, 1999, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 22, 2004).

10.4	Amendment, dated September 30, 2004, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 22, 2004).
10.5	Assignment of Monies Due Under Factoring Agreement, dated July 21, 2000, by and among Majesco Sales Inc., Rosenthal & Rosenthal, Inc. and Transcap Trade Finance (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 22, 2004).
10.6	Amendment, dated October 18, 2005, to Factoring Agreement, dated April 24, 1989, between Majesco Sales, Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K filed on February 1, 2006).
10.7	Amendment, dated October 1, 2008, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed on January 29, 2009).
#10.8	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
#10.9	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
#10.10	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on September 15, 2008).
10.11	First Amendment to Lease by and between the Company and the Landlord dated May 1, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 6, 2009).
10.12	Form of Personal Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 15, 2009).
10.13	Placement Agency Agreement dated September 17, 2009, by and between the Company and Roth Capital Partners, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 18, 2009).
10.14	Form of Subscription Agreement between the Company and each of the investors signatory thereto (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 18, 2009).
10.15	Confidential License Agreement for the Wii Console (Western Hemisphere), effective February 21, 2007, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.16	First Amendment to the Confidential License Agreement for the Wii Console (Western Hemisphere), effective January 4, 2010, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.17	Add On Content Addendum to the Confidential License Agreement for the Wii Console, effective November 2, 2009, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.18	Second Amendment to the Confidential License Agreement for the Wii Console, effective February 20, 2013, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 21, 2013).
#10.19	Amended Directors Compensation Policy (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on March 14, 2011).

10.20	XBOX 360 Publisher License Agreement, effective September 13, 2005, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on September 14, 2011).
+10.21	Amendment to the XBOX 360 Publisher License Agreement (2008 renewal, etc.), effective September 1, 2009, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on September 14, 2011).
+10.22	Amendment to the XBOX 360 Publisher License Agreement (Russian Incentive Program, Hits Program Revisions), effective February 4, 2010, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on September 14, 2011).
#10.23	Employment Agreement, dated January 8, 2009, between Jesse Sutton and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 13, 2009).
#10.24	Employment Agreement, dated July 25, 2011, between Michael Vesey and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 29, 2011).
#10.25	2012 Executive Officer Incentive Bonus Program (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 2, 2012).
#10.26	2011 Executive Officer Incentive Bonus Program (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 20, 2011).
#10.27	2010 Executive Officer Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 16, 2010).
#10.28	Majesco Entertainment Company Short-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 25, 2013).
#10.29	Amended and Restated 2004 Employee, Director and Consultant Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2012).
10.30	Common Stock Purchase Agreement, dated August 2, 2013, by and between Majesco Entertainment Company and Yair Goldfinger (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 6, 2013).
*21.1	Subsidiaries.
*23.1	Consent of EisnerAmper LLP.
*31.1	Certification of Principal Executive Officer.
*31.2	Certification of Principal Financial Officer.
*32.1	Section 1350 Certificate of President and Chief Financial Officer.
**101.INS	XBRL Instance Document.
**101.SCH	XBRL Taxonomy Extension Schema Document.
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
**101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

Constitutes a management contract, compensatory plan or arrangement.

± We have requested confidential treatment of certain provisions contained in this exhibit. The copy filed as an exhibit omits the information subject to the confidentiality request.

* Filed herewith.

** In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this annual report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

(b) Exhibits.

See (a)(3) above.

(c) Financial Statement Schedules.

See (a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

By: /s/ Jesse Sutton,
Chief Executive Officer and Director

Date: January 14, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jesse Sutton Jesse Sutton	Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2014
/s/ Michael Vesey Michael Vesey	Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2014
/s/ Allan I. Grafman Allan I. Grafman	Chairman of the Board	January 14, 2014
/s/ Laurence Aronson Laurence Aronson	Director	January 14, 2014
/s/ Louis Lipschitz Louis Lipschitz	Director	January 14, 2014
/s/ Keith McCurdy Keith McCurdy	Director	January 14, 2014
/s/ Stephen Wilson Stephen Wilson	Director	January 14, 2014

[This page intentionally left blank.]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Majesco Entertainment Company

We have audited the accompanying consolidated balance sheets of Majesco Entertainment Company and Subsidiary (the "Company") as of October 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2013. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Majesco Entertainment Company and Subsidiary as of October 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended October 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

Iselin, New Jersey
January 14, 2014

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	October 31,	
	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,385	$ 18,038
Due from factor, net	2,134	12,501
Accounts and other receivables	1,169	3,936
Inventory	4,859	7,762
Advance payments for inventory	1,064	257
Capitalized software development costs and license fees	7,825	3,489
Prepaid expenses and other current assets	2,827	1,724
Total current assets	33,263	47,707
Property and equipment, net	817	1,003
Investment in GMS Entertainment Limited	3,500	—
Other assets	69	588
Total assets	$ 37,649	$ 49,298
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,994	$ 15,490
Inventory financing	1,764	—
Advances from customers and deferred revenue	6,838	4,454
Warrant liability – current	—	17
Total current liabilities	17,596	19,961
Commitments and contingencies		
Stockholders' equity:		
Common stock – $.001 par value; 250,000,000 shares authorized; 46,295,969 and 41,862,321 shares issued and outstanding at October 31, 2013 and 2012, respectively	46	42
Additional paid-in capital	124,148	120,755
Accumulated deficit	(103,530)	(90,888)
Accumulated other comprehensive loss	(611)	(572)
Net stockholders' equity	20,053	29,337
Total liabilities and stockholders' equity	$ 37,649	$ 49,298

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Years Ended October 31,		
	2013	2012	2011
Net revenues	$ 47,267	$ 132,287	$ 125,291
Cost of sales			
Product costs	18,625	46,718	54,939
Software development costs and license fees	16,474	42,054	22,151
Loss on impairment of software development costs and license fees – future releases	—	—	2,726
	35,099	88,772	79,816
Gross profit	12,168	43,515	45,475
Operating costs and expenses			
Product research and development	5,542	7,784	6,992
Selling and marketing	7,854	20,157	14,707
General and administrative	9,176	10,077	10,506
Workforce reduction	776	—	—
Loss on impairment of software development costs and license fees – cancelled games	675	1,219	1,512
Depreciation and amortization	381	566	398
	24,404	39,803	34,115
Operating (loss) income	(12,236)	3,712	11,360
Other expenses (income)			
Interest and financing costs	409	958	1,255
Change in fair value of warrant liability	(17)	(1,932)	2,847
(Loss) income before income taxes	(12,628)	4,686	7,258
Income taxes	14	73	426
Net (loss) income	$ (12,642)	$ 4,613	$ 6,832
Net (loss) income per share:			
Basic	$ (0.30)	$ 0.12	$ 0.18
Diluted	$ (0.30)	$ 0.11	$ 0.17
Weighted average shares outstanding:			
Basic	41,601,343	39,973,248	38,527,589
Diluted	41,601,343	40,823,197	40,123,968

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Unaudited, in thousands)

	Year Ended October 31,		
	2013	**2012**	**2011**
Net (loss) income	$(12,642)	$4,613	$6,832
Other comprehensive (loss) income			
Foreign currency translation adjustments	(39)	(45)	(5)
Other comprehensive (loss) income	(39)	(45)	(5)
Comprehensive (loss) income	$(12,681)	$4,568	$6,827

See accompanying notes to condensed consolidated financial statements

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock $.001 par value		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Net Stockholders' Equity
	Number	Amount				
Balance – October 31, 2010	39,326,376	$39	$114,824	$(102,333)	$(522)	$ 12,008
Issuance of common stock in connection with:						
Restricted stock grants – directors	147,549	—	192	—	—	192
Restricted stock grants, net – employees	761,669	1	1,098	—	—	1,099
Non-cash compensation charges – stock options	—	—	137	—	—	137
Exercise of options	69,545	—	61	—	—	61
Exercise of warrants and units	1,002,210	1	2,852	—	—	2,853
Warrants issued for license	—	—	58	—	—	58
Net income	—	—	—	6,832	—	6,832
Foreign currency translation adjustment	—	—	—	—	(5)	(5)
Balance – October 31, 2011	41,307,349	41	119,222	(95,501)	(527)	23,235
Issuance of common stock in connection with:						
Restricted stock grants – directors	78,634	—	188	—	—	188
Restricted stock grants, net – employees	537,280	1	1,365	—	—	1,366
Non-cash compensation charges – stock options	—	—	132	—	—	132
Shares withheld for taxes	(86,420)	—	(161)	—	—	(161)
Exercise of options	13,158	—	9	—	—	9
Exercise of warrants and units	12,320	—	—	—	—	—
Net income	—	—	—	4,613	—	4,613
Foreign currency translation adjustment	—	—	—	—	(45)	(45)
Balance – October 31, 2012	41,862,321	42	120,755	(90,888)	(572)	29,337
Issuance of common stock in connection with:						
Restricted stock grants – directors	304,399	—	188	—	—	188
Restricted stock grants, net – employees	827,647	1	757	—	—	758
Non-cash compensation charges – stock options	—	—	470	—	—	470
Shares withheld for taxes	(31,731)	—	(19)	—	—	(19)
Sale of common stock	3,333,333	3	1,997	—	—	2,000
Net loss	—	—	—	(12,642)	—	(12,642)
Foreign currency translation adjustment	—	—	—	—	(39)	(39)
Balance – October 31, 2013	46,295,969	$46	$124,148	$(103,530)	$(611)	$ 20,053

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended October 31,		
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$(12,642)	$ 4,613	$ 6,832
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	381	566	398
Change in fair value of warrant liability	(17)	(1,932)	2,847
Non-cash compensation expense	1,416	1,686	1,468
Provision for price protection and customer allowances	2,993	4,324	3,928
Amortization of capitalized software development costs and license fees	6,460	17,363	6,204
Loss on impairment of software development costs and license fees	675	1,219	4,238
Impairment of goodwill	—	54	—
Provision for excess inventory	675	1,515	1,794
Changes in operating assets and liabilities, net of acquisition:			
Due from factor	7,374	(15,888)	(2,997)
Accounts and other receivables	2,767	(830)	(3,223)
Inventory	2,228	2,328	(4,981)
Capitalized software development costs and license fees	(10,971)	(9,441)	(18,064)
Advance payments for inventory	(807)	5,678	(521)
Prepaid expenses and other assets	(1,086)	844	(1,918)
Accounts payable and accrued expenses	(6,417)	(4,868)	8,752
Advances from customers and deferred revenue	2,384	(1,139)	4,660
Net cash (used in) provided by operating activities	(4,587)	6,092	9,417
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(274)	(338)	(465)
Investment in GMS Entertainment Limited	(3,500)	—	—
Purchase of assets of Quick Hit, Inc., net of acquired cash	—	—	(779)
Net cash used in investing activities	(3,774)	(338)	(1,244)
CASH FLOWS FROM FINANCING ACTIVITIES			
Sale of common stock	2,000	—	—
Proceeds from exercise of options and warrants	—	9	1,830
Income tax withholding from exercise of options and warrants	(19)	(161)	—
Borrowings for (repayments of) inventory financing	1,764	(1,238)	(4,319)
Net cash provided by (used in) financing activities	3,745	(1,390)	(2,489)
Effect of exchange rates on cash and cash equivalents	(37)	(15)	1
Net (decrease) increase in cash and cash equivalents	(4,653)	4,349	5,685
Cash and cash equivalents – beginning of year	18,038	13,689	8,004
Cash and cash equivalents – end of year	$ 13,385	$ 18,038	$ 13,689
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest and financing costs	$ 455	$ 870	$ 1,255
Cash paid during the year for income taxes	$ —	$ 591	$ 3
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Leased assets	$ —	$ 46	$ 163
Warrant liability reclassified to additional paid-in capital upon exercise	$ —	$ —	$ 1,042
Issuance of warrants for license fees	$ —	$ —	$ 58

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share amounts)

1. PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

The accompanying financial statements present the financial results of Majesco Entertainment Company and Majesco Europe Limited, its wholly owned subsidiary, ("Majesco" or "the Company") on a consolidated basis.

The Company is a provider of video game products primarily for the mass-market consumer. It sells its products primarily to large retail chains, specialty retail stores, and distributors. It publishes video games for major current generation interactive entertainment hardware platforms, including Nintendo's DS, 3DS and Wii, Sony's PlayStation 3, or PS3, and PlayStation Portable, or PSP®, Microsoft's Xbox 360 and Xbox One and the personal computer, or PC. It also publishes games for digital platforms, including mobile platforms like the iPhone, iPad and Android devices, as well as online platforms such as Facebook and Zynga.

The Company's video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, it focuses on publishing more casual games targeting mass-market consumers. In some instances, its titles are based on licenses of well-known properties and, in other cases based on original properties. The Company enters into agreements with content providers and video game development studios for the creation of its video games.

The Company's operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company may also enter into agreements with licensees, particularly for sales of its products internationally. The Company is centrally managed and its chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, the Company operates in a single segment.

Geographic regions. Net revenues by geographic region were as follows:

	Years Ended October 31,					
	2013	%	2012	%	2011	%
United States	$39,109	82.7%	$103,457	78.2%	$110,115	87.9%
Europe	8,158	17.3%	28,830	21.8%	15,176	12.1%
Total	$47,267	100.0%	$132,287	100.0%	$125,291	100.0%

Major customers. Sales to GameStop represented approximately 14%, 11% and 21% of net revenues in 2013, 2012 and 2011, respectively. Sales to Target represented approximately 14%, 11% and 10% of sales in 2013, 2012 and 2011, respectively. Sales to Wal-Mart, Inc. represented approximately 18% and 18% of net revenues in 2012 and 2011, respectively. Sales to Best Buy represented approximately 11% of sales in 2011. Revenue from 505 Games s.r.l, primarily reflecting revenue from Europe, represented approximately 15%, 22% and 11% of sales in 2013, 2012 and 2011, respectively.

Concentrations. The Company develops and distributes video game software for proprietary platforms under licenses from Nintendo, Sony and Microsoft, which must be periodically renewed. The Company's agreements with these manufacturers also grant them certain control over the supply and manufacturing of the Company's products. In addition, for the years ended October 31, 2013, 2012 and 2011 sales of the Company's Zumba Fitness games accounted for approximately 55%, 76% and 70% of revenue, respectively. We license the rights to publish these games from a third party. If we do not license rights for additional Zumba games or if any new versions are not successful, this may have a significant impact on our future revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in the United Kingdom. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition. The Company recognizes revenue upon the shipment of its products when: (1) title and the risks and rewards of ownership are transferred; (2) persuasive evidence of an arrangement exists; (3) there are no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. Certain products are sold to customers with a street date (the earliest date these products may be resold by retailers). Revenue for sales of these products is not recognized prior to their street date. Some of the Company's software products provide limited online features at no additional cost to the consumer. Generally, such features have been considered to be incidental to the Company's overall product offerings and an inconsequential deliverable. Accordingly, the Company does not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying the Company's revenue recognition policy.

The Company generally sells its products on a no-return basis, although in certain instances, the Company provides price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a partial credit against amounts they owe the Company with respect to merchandise unsold by them. Revenue is recognized, and accounts receivable is presented, net of estimates of these allowances.

The Company estimates potential future product price protection and other allowances related to current period product revenue. The Company analyzes historical experience, current sell through of retailer inventory of the Company's products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of the Company's products and other related factors when evaluating the adequacy of price protection and other allowances.

Sales incentives or other consideration given by the Company to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by the Company for benefits received, such as the appearance of the Company's products in a customer's national circular ad, are reflected as selling and marketing expenses, in accordance with Accounting Standards Codification ("ASC") 605 – 50, *Customer Payments and Incentives.*

In addition, some of the Company's software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

We operate hosted online games in which players can play for free and purchase virtual goods for use in the games. We recognize revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. We currently estimate these periods of use to be three to four months. We will periodically assess our estimates for this period of use and future increases or decreases in these estimates will affect our recognized revenues prospectively. We also recognize advertising revenue related to advertising placed on our game sites as ads are served. The Company has not earned significant revenue to date related to its online games.

The Company records revenue for distribution agreements where it is acting as an agent as defined by ASC Topic 605, *Revenue Recognition, Subtopic 45, Principal Agent Considerations*, on a net basis. When the Company enters into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon

(in thousands, except share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

Shipping and handling, which consist principally of transportation charges incurred to move finished goods to customers, amounted to $500, $992 and $930 for the years ended October 31, 2013, 2012 and 2011, respectively, and are included in selling and marketing expenses.

In certain instances, customers and distributors provide the Company with cash advances on their orders. These advances are then applied against future sales to these customers. Advances are classified as advances from customers and deferred revenue in the accompanying balance sheets. Included in advances from customers and deferred revenue are $1,179 and $969 of deferred license revenue at October 31, 2013 and 2012, respectively, and $5,204 and $3,366 of deferred revenue on sales of products with a future street date, as of October 31, 2013 and 2012, respectively. In connection with this deferred revenue, the Company has approximately $1,748 and $1,093 of deferred cost of sales — product included in prepaid expenses and other current assets as of October 31, 2013 and 2012, respectively.

Capitalized Software Development Costs and License Fees. Software development costs include fees in the form of milestone payments made to independent software developers and licensors. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product's release capitalized costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product.

Prepaid license fees represent license fees to owners for the use of their intellectual property rights in the development of the Company's products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license. Capitalized software development costs are classified as non-current if they relate to titles for which the Company estimates the release date to be more than one year from the balance sheet date. The non-current portion of capitalized software development costs and license fees was $0 and $500 as of October 31, 2013 and 2012, respectively, which is included in other assets.

The amortization period for capitalized software development costs and prepaid license fees is usually no longer than one year from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and prepaid license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, the Company expenses these capitalized costs to "cost of sales-software development costs and license fees," in the period such a determination is made. These expenses may be incurred prior to a game's release for games that have been developed. If a game is cancelled prior to completion of development and never released to market, the amount is expensed to operating costs and expenses. If the Company was required to write off licenses, due to changes in market conditions or product acceptance, its results of operations could be materially adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Costs of developing online free-to-play social games, including payments to third-party developers are expensed as research and development expenses. Revenue from these games is largely dependent on players' future purchasing behavior in the game and currently the Company cannot reliably project that future net cash flows from developed games will exceed related development costs.

Prepaid license fees and milestone payments made to the Company's third party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

Advertising Expenses. The Company generally expenses advertising costs as incurred except for production costs associated with media campaigns that are deferred and charged to expense at the first run of the advertisement. Advertising costs charged to operations were $3,361, $11,849, and $6,677 for the years ended October 31, 2013, 2012 and 2011, respectively.

Income taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each quarterly balance sheet date and records a valuation allowance for assets for which realization is not likely.

Stock Based Compensation. Stock based compensation consists primarily of expenses related to the issuance of stock options and restricted stock grants. Stock options are granted to employees or directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Stock options generally vest over two to three years and have a term of seven to ten years. Compensation expense for stock options is recognized on a straight line basis over the vesting period of the award, based on the fair value of the option on the date of grant.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company's historical stock prices.

Cash and cash equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. At various times, the Company had deposits in excess of the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses on these accounts.

Inventory. Inventory is stated at the lower of cost as determined by the first-in, first-out method, or market. The Company estimates the net realizable value of slow-moving inventory on a title-by-title basis and charges the excess of cost over net realizable value to cost of sales. Such estimates may change and additional charges may be incurred until the related inventory items are sold or otherwise disposed of.

Property and equipment. Property and equipment is stated at cost. Depreciation and amortization is being provided for by the straight-line method over the estimated useful lives of the assets, generally three to five years. Amortization of leasehold improvements is provided for over the shorter of the term of the lease or the life of the asset.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

(in thousands, except share amounts)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these consolidated financial statements are price protection and customer allowances, the valuation of inventory and the recoverability of advance payments for software development costs and intellectual property licenses and the assessment of realization of deferred tax assets. Actual results could differ from those estimates.

Foreign Currency Translation. The functional currency of the Company's foreign subsidiary is its local currency. All assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of the year, and revenue and operating expenses are translated at weighted average exchange rates during the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Income (Loss) Per Share. Basic income (loss) per share of common stock is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Basic income (loss) per share excludes the impact of unvested shares of restricted stock issued as long term incentive awards to directors, officers and employees. Diluted income per share reflects the potential impact of common stock options and unvested shares of restricted stock and outstanding common stock purchase warrants that have a dilutive effect under the treasury stock method.

Commitments and Contingencies. We are subject to claims and litigation in the ordinary course of our business. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable.

Recent Accounting Pronouncements.

Comprehensive Income — In June 2011, the Financial Accounting Standards Board (FASB) issued an update to ASC 220, *Comprehensive Income*. The update to ASC 220 establishes standards for the reporting and presentation of comprehensive income. The update became effective for the Company on November 1, 2012. Adoption of the update did not have a material impact on the Company's financial position, results of operations, and cash flows.

Comprehensive Income — In February 2013, the FASB issued a further update to ASC 220, *Comprehensive Income*. The update establishes information requirements for amounts reclassified out of other comprehensive income by component and for the presentation on the face of the income statement, or in the notes of significant amounts reclassified out of accumulated other comprehensive income by line item of net income. The update became effective for the Company on February 1, 2013. Adoption of the update did not have a material impact on the Company's financial position, results of operations, and cash flows.

Income Taxes — In July 2013, the FASB issued an update to ASC 740, *Income Taxes*. The update to ASC 740 establishes standards for the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The update becomes effective for the Company on November 1, 2014. Adoption of the update is not expected to have a material impact on the Company's financial position, results of operations, and cash flows.

(in thousands, except share amounts)

3. FAIR VALUE

The table below segregates all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

	October 31, 2013	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:				
Money market funds	$ 7,283	$ 7,283	$—	$—
Bank deposits	6,102	6,102	—	—
Total financial assets	$13,385	$13,385	$—	$—

	October 31, 2012	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:				
Money market funds	$16,048	$16,048	$—	$—
Bank deposits	1,990	1,990	—	—
Total financial assets	$18,038	$18,038	$—	$—
Liabilities:				
Warrant liability	$ 17	$ —	$—	$17
Total financial liabilities	$ 17	$ —	$—	$17

The Company had outstanding warrants that required settlement by transferring assets under certain change of control circumstances and were classified as liabilities in the Company's consolidated balance sheets. The Company measured the fair value of the warrants at each balance sheet date, using the Black-Scholes method, and recorded a gain or loss in earnings each period as change in fair value of warrants. The warrants had a fair value of $0 at expiration in March 2013.

Assumptions used to determine the fair value of the warrants were:

	2013	2012	2011
Estimated fair value of stock	$ 0.61 – $1.00	$ 1.00 – $3.37	$ 0.62 – $3.75
Expected warrant term	0 – 0.3 years	0.3 – 1.4 years	1.4 – 2.4 years
Risk-free rate	0.0 – 0.1%	0.1 – 0.2%	0.2 – 0.8%
Expected volatility	77.4 – 84.8%	77.4 – 80.0%	73.5 – 79.7%
Dividend yield	0%	0%	0%

A summary of the changes to the Company's warrant liability, as measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is presented below:

	2013	2012	2011
Beginning balance	$ 17	$ 1,949	$ 144
Warrants exercised	—	—	(1,042)
Total loss (gain) included in net (loss) income	(17)	(1,932)	2,847
Ending balance	$ —	$ 17	$ 1,949

(in thousands, except share amounts)

3. FAIR VALUE – (continued)

In the fiscal year ended October 31, 2011, upon exercise of 587,734 of the warrants outstanding, the warrant liability associated with those warrants, amounting to $1,042, was reclassified to additional paid-in capital.

The carrying value of accounts receivable, accounts payable and accrued expenses, due from factor, and advances from customers are reasonable estimates of their fair values because of their short-term maturity.

4. DUE FROM FACTOR, NET

The Company uses a factor to approve credit and to collect the proceeds from a substantial portion of its sales. Under the terms of the agreement, the Company sells to the factor and the factor purchases from the Company eligible accounts receivable.

Under the terms of the Company's factoring agreement, the Company sells its accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept the credit risk associated with a receivable. If the factor does not accept the credit risk on a receivable, the Company may sell the accounts receivable to the factor while retaining the credit risk. In both cases, the Company surrenders all rights and control over the receivable to the factor. However, in cases where the Company retains the credit risk, the amount can be charged back to the Company in the case of non-payment by the customer, though this has only infrequently occurred. The factor is required to remit payments to the Company for the accounts receivable purchased from it, provided the customer does not have a valid dispute related to the invoice. The amount remitted to the Company by the factor equals the invoiced amount, adjusted for allowances and discounts the Company has provided to the customer, less factor charges of 0.45 to 0.5% of the invoiced amount.

The Company reviews the collectability of accounts receivable for which it holds the credit risk quarterly, based on a review of an aging of open invoices and payment history, to make a determination if any allowance for bad debts is necessary.

In addition, the Company may request that the factor provide it with cash advances based on its accounts receivable and inventory, up to a maximum of $30 million. The factor may either accept or reject the Company's request for advances at its discretion. Generally, the factor allowed the Company to take advances in an amount equal to 70% of net accounts receivable, plus 60% of the Company's inventory balance up to a maximum of $2.5 million. Occasionally, the factor allows the Company to take advances in excess of these amounts for short term working capital needs. These excess amounts are typically repaid within a 30-day period. At October 31, 2013 and 2012, the Company had no excess advances outstanding.

Amounts to be paid to the Company by the factor for any accounts receivable are offset by any amounts previously advanced by the factor. The interest rate is prime plus 1.5%, annually, subject to a 5.5% floor. In certain circumstances, an additional 1.0% annually is charged for advances against inventory.

The Company also utilizes purchase order financing through the factor, up to a maximum of $2.5 million, to provide funding for the manufacture of its products. In connection with these arrangements, the factor has a security interest in substantially all of the Company's assets. The factor charges 0.5% of invoiced amounts, subject to certain minimum charges per invoice.

(in thousands, except share amounts)

4. DUE FROM FACTOR, NET – (continued)

Due from factor consists of the following:

	October 31,	
	2013	2012
Outstanding accounts receivable sold to factor	$ 9,131	$19,938
Less: customer allowances	(3,319)	(5,591)
Less: provision for price protection	(1,943)	(1,846)
Less: advances from factor	(1,735)	—
	$ 2,134	$12,501

Outstanding accounts receivable sold to the factor as of October 31, 2013 and 2012 for which the Company retained credit risk amounted to $260 and $387, respectively. As of October 31, 2013 and 2012, there were no allowances for uncollectible accounts.

5. ACCOUNTS RECEIVABLE

The following table presents the major components of accounts and other receivables:

	October 31,	
	2013	2012
Royalties receivable	$ 702	$ 593
Trade accounts receivable, net of allowances of $0 and $0	467	3,343
	$1,169	$3,936

6. INVENTORIES

Inventories consist of the following:

	October 31	
	2013	2012
Finished goods	$3,969	$6,538
Packaging and components	890	1,224
	$4,859	$7,762

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table presents the major components of prepaid expenses:

	October 31,	
	2013	2012
Deferred costs of sales	$1,748	$1,093
Prepaid advertising	994	87
Other	85	544
	$2,827	$1,724

In October 2012 and 2013, the Company sold certain products to customers with a street-date provision restricting customers from reselling the products until a specified release date, which was after October 31, 2012 and 2013, respectively. Accordingly, the Company deferred revenue associated with the sales. Deferred cost of sales represents inventory costs associated with the revenue deferred.

(in thousands, except share amounts)

8. PROPERTY AND EQUIPMENT, NET

The following table presents the components of property and equipment, net:

	October 31, 2013	October 31, 2012
Computers and software	$ 3,430	$ 3,385
Furniture and equipment	1,554	1,315
Leasehold improvements	154	327
	5,138	5,027
Accumulated depreciation	(4,321)	(4,024)
	$ 817	$ 1,003

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents the major components of accounts payable and accrued expenses:

	October 31, 2013	October 31, 2012
Accounts payable-trade	$4,436	$ 4,847
Royalty and software development	3,612	8,914
Salaries and other compensation	742	838
Income taxes payable	4	—
Other accruals	200	891
	$8,994	$15,490

10. INVENTORY FINANCING PAYABLE

Certain manufacturers require the Company to prepay or present letters of credit upon placing a purchase order for inventory. The Company has arrangements with a finance company which provides financing secured by the specific goods underlying the goods ordered from the manufacturer. The finance company makes the required payment to the manufacturer at the time a purchase order is placed, and is entitled to demand payment from the Company when the goods are delivered. The Company pays a financing fee equal to 1.5% of the purchase order amount for each transaction, plus administrative fees. Additional charges of 0.05% per day (18% annualized) are incurred if the financing remains open for more than 30 days.

11. STOCKHOLDERS' EQUITY

Common stock warrants

The following table sets forth the number shares of common stock purchasable under outstanding stock purchase warrants at October 31, 2013 and 2012:

Issued in connection with	Issue date	Expiration date	Exercise Price	October 31, 2013	October 31, 2012
Equity financing	September 5, 2007	March 5, 2013	$2.04	—	1,110,001
Consulting services	June 14, 2006	May 31, 2013	$1.55	—	16,500
Consulting services	March 29, 2010	March 28, 2015	$1.06	50,000	50,000
				50,000	1,176,501

In 2007, the Company completed a private placement of units consisting of shares of common stock and warrants. The warrants required settlement by transferring assets under certain change of control circumstances and were classified as liabilities in the Company's consolidated balance sheets in accordance with ASC Topic 480, *Distinguishing Liabilities from Equity*. The Company measured the fair value of the warrants at each balance sheet date, using the Black-Scholes method, and recorded a gain or loss in earnings each period as

(in thousands, except share amounts)

11. STOCKHOLDERS' EQUITY – (continued)

change in fair value of warrants. The warrants had a fair value of $0 at expiration in March 2013 and $17 at October 31, 2012. The Company recorded non-cash gains of $17 and $1,932 in the years ended October 31, 2013 and 2012, respectively, and a non-cash loss of $2,847 in the year ended October 31, 2011 due to changes in the fair value of the warrants (see Note 3).

Additionally, in connection with the private placement, the Company issued unit purchase options, to purchase at $1.50 per share, units consisting of (1) 277,667 shares of common stock, and (2) warrants to purchase up to 111,067 shares of common stock at $2.04, with terms identical to the warrants issued in the financing. The units and underlying warrants were exercised in the year ended October 31, 2011.

A summary of the status of the Company's outstanding warrants and units as of October 31 and changes during the years then ended is presented below:

	2013	2012	2011
Outstanding at beginning of year	1,176,501	1,196,501	2,226,469
Issued	—	—	100,000
Exercised	—	(20,000)	(1,029,968)
Cancelled or expired	(1,126,501)	—	(100,000)
Outstanding at end of year	50,000	1,176,501	1,196,501

Sale of common stock

On August 2, 2013, the Company sold shares of common stock to an investor and shareholder in Orid Media (See Note 17), with respect to a registered direct offer and sale by the Company of 3,333,333 shares of the Company's common stock at an offering price of $.60 per share, resulting in proceeds to the Company of $2,000.

12. STOCK-BASED COMPENSATION ARRANGEMENTS

On February 13, 2004, the stockholders approved a stock option plan that provides for the granting of stock-based awards. The plan covers employees, directors and consultants and provides for, among other things, the issuance of restricted stock, non-qualified options and incentive stock options under terms determined by the Company. As of October 31, 2013, the Company had approximately 751,000 shares available for future issuances under the plan.

Non-cash compensation expenses related to stock options and restricted stock grants are recorded in general and administrative expenses in the accompanying consolidated statements of operations and totaled $1,416, $1,686 and $1,468 for the years ended October 31, 2013, 2012 and 2011, respectively.

A summary of the status of the Company's outstanding stock options as of October 31, 2013 and changes during the year then ended is presented below:

	Number Of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,241,567	$4.72
Granted	2,208,702	$0.69
Cancelled	(86,625)	$3.64
Exercised	—	$ —
Outstanding at end of year	3,363,644	$2.10
Options exercisable at year-end	1,078,522	$5.02
Weighted-average fair value of options granted during the year		$0.42

The fair value of options granted during the year ended October 31, 2013 was $932.

(in thousands, except share amounts)

12. STOCK-BASED COMPENSATION ARRANGEMENTS – (continued)

The intrinsic value of options outstanding at October 31, 2013 was $5. The intrinsic value of options exercised in the year ended October 31, 2012 was $13.

The weighted average contractual term of exercisable and outstanding options October 31, 2013 was 2.4 years and 5.2 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended October 31:

	2013	2012	2011
Risk free annual interest rate	0.9%	0.5%	1.5%
Expected volatility	81%	86%	76%
Expected life	4.18 years	4.25 years	4.25 years
Assumed dividends	None	None	None

The value of stock option grants is amortized over the vesting period of, generally, one to three years. As of October 31, 2013, there was approximately $526 of unrecognized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.0 years.

A summary of the status of the Company's restricted stock grants as of October 31, 2013 and changes during the year then ended is presented below:

	2013
Balance at beginning of year	1,379,714
Granted	1,366,399
Vested	(910,604)
Cancelled	(234,352)
Outstanding at end of year	1,601,157

The fair value of restricted shares granted during the years ended October 31, 2013, 2012 and 2011 was $888, $1,171 and $2,084, respectively. The fair value of restricted shares vested during the years ended October 31, 2013, 2012 and 2011 was $605, $1,698 and $2,489, respectively.

The value of restricted stock grants are measured based on their fair value on the date of grant and amortized over the vesting period of, generally, six months to three years. As of October 31, 2013, there was approximately $1,312 of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.0 years.

On March 29, 2010, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $1.06 per share to a consultant in consideration for services. In the years ended October 31, 2013, 2012 and 2011, 0, 20,000 and 30,000 warrants, respectively, were exercised and 50,000 warrants were outstanding as of October 31, 2013. The warrants are exercisable through March 28, 2015.

On July 21, 2006, the Company issued warrants to purchase an aggregate of 150,000 shares of common stock at an exercise price of $1.55 per share to a consultant in consideration for services. In the years ended October 31, 2013, 2012 and 2011, 0, 0, and 23,500 warrants were exercised on a cashless basis for 0, 0, and 14,160 shares of common stock, respectively, and all of the remaining warrants, representing 16,500 shares, expired in the year ended October 31, 2013.

(in thousands, except share amounts)

12. STOCK-BASED COMPENSATION ARRANGEMENTS – (continued)

On June 6, 2011, the Company issued 170,652 shares of restricted common stock for the retention and compensation of employees of Quick Hit, Inc. (See Note 16). The shares of restricted common stock had a transaction-date fair value of $524, which was included in as stock-based compensation expense over the 18-month vesting period of the shares.

13. INCOME TAXES

The provision (benefit) for income taxes for the years ended October 31, 2013, 2012 and 2011 consisted of:

	2013	2012	2011
Current:			
Federal	$ 8	$ 34	$ 274
State	6	39	152
Deferred:			
Federal	(3,823)	1,259	3,954
State	99	213	77
Impact of change in effective tax rates on deferred taxes	—	—	1,937
Less: valuation allowance	3,724	(1,472)	(5,968)
	$ 14	$ 73	$ 426

The difference between income taxes computed at the statutory federal rate and the provision for income taxes for 2013, 2012 and 2011 related to the following:

	2013		2012		2011	
	Amount	Percent of Pretax income	Amount	Percent of Pretax income	Amount	Percent of Pretax income
Tax (benefit) at federal statutory rate	$(4,294)	34%	$ 1,593	34%	$ 2,469	34%
State income taxes, net of federal income taxes	105	(1)%	252	5%	229	3%
Effect of warrant liability	(6)	—%	(657)	(14)%	968	13%
Effect of other permanent items	322	(2)%	325	7%	48	1%
Impact of change in effective tax rates on deferred taxes	—	—%	—	—%	1,937	27%
Change in valuation allowance	3,724	(29)%	(1,472)	(31)%	(5,968)	(82)%
Reduction of deferred benefits	163	(2)%	32	1%	743	10%
	$ 14	—%	$ 73	2%	$ 426	6%

The components of deferred income tax assets (liabilities) were as follows:

	October 31, 2013	October 31, 2012
Depreciation and amortization	$ (9)	$ (103)
Impairment of inventory	482	565
Compensation expense not deductible until options are exercised	392	244
All other temporary differences	903	1,673
Net operating loss carry forward	27,223	22,987
Less valuation allowance	(28,991)	(25,366)
Deferred tax asset	$ —	$ —

(in thousands, except share amounts)

13. INCOME TAXES – (continued)

Realization of deferred tax assets, including those related to net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance, as management cannot conclude that it is more likely than not that such assets will be realized.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. The net operating loss carryforwards available for income tax purposes at October 31, 2013 amounts to approximately $79,908 and expires between 2025 and 2031 for federal income taxes, and approximately $26,017 for state income taxes, which primarily expires between 2014 and 2020 and approximately $5,000 for United Kingdom income taxes.

The Company files income tax returns in the U.S., various states and the United Kingdom. As of October 31, 2013, the Company had no unrecognized tax benefits, which would impact its tax rate if recognized. As of October 31, 2013, the Company had no accrual for the potential payment of penalties. As of October 31, 2013, the Company was not subject to any U.S. federal, state or foreign income tax examinations. The Company's U.S. federal tax returns have been examined for tax years through 2011, and income taxes for Majesco Europe Limited have been examined for tax years through 2006 in the United Kingdom with the results of such examinations being reflected in the Company's results of operations as of October 31, 2013. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months.

14. INCOME (LOSS) PER SHARE

The table below provides a reconciliation of basic and diluted average shares outstanding used in computing income (loss) per share, after applying the treasury stock method.

	2013	2012	2011
Basic weighted average shares outstanding	41,601,343	39,973,248	38,527,589
Common stock options	—	222,355	385,487
Non-vested portion of restricted stock grants	—	467,074	900,681
Warrants	—	160,520	310,211
Diluted weighted average shares outstanding	41,601,343	40,823,197	40,123,968

Options, warrants and restricted stock grants representing a total of 5,014,841, 4,145,802 and 761,265 potential shares of common stock at October 31, 2013, 2012 and 2011, respectively, were not included in the calculation of diluted earnings per common share for the years ended, as the effect of their inclusion would be anti-dilutive based on the Company's share price and, in 2013, the Company's net loss.

The table below provides total potential shares outstanding, including those that are anti-dilutive, at each balance sheet date:

	October 31, 2013	October 31, 2012
Shares issuable under common stock warrants	50,000	1,176,501
Shares issuable under stock options	3,363,684	1,241,567
Non-vested portion of restricted stock grants	1,601,157	1,379,713

(in thousands, except share amounts)

15. COMMITMENTS AND CONTINGENCIES

Contingencies

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain of the Company's Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company, in conjunction with Microsoft, is defending itself against the claim and has certain third party indemnity rights from developers for costs incurred in the litigation. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

In addition to the item above, the Company at times may be a party to claims and suits in the ordinary course of business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. The Company has not recorded a liability with respect to the matter above. While the Company believes that it has valid defenses with respect to the legal matter pending and intends to vigorously defend the matter above, given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome, it is possible that the resolution of the matter could have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Commitments

At October 31, 2013, the Company was committed under agreements with certain software developers for future milestone payments aggregating $1,688. Milestone payments represent scheduled installments due to the Company's developers based upon the developers providing the Company certain deliverables, as predetermined in the Company's contracts. In addition, the Company may have to pay royalties for products sold. Certain of these payments will be used to reduce future royalties due to the developers from sales of the Company's video games.

The Company is obligated under non-cancelable operating leases for administrative offices expiring at various dates through fiscal 2015. The future aggregate minimum rental commitments exclusive of required payments for operating expenses are as follows:

Year ending October 31,	
2014	297
2015	73

Total rent expense amounted to $505, $539 and $513 for the years ended October 31, 2013, 2012 and 2011, respectively.

The Company has entered into "at will" employment agreements with several key executives. These employment agreements include provisions for, among other things, annual compensation, bonus arrangements and equity grants. These agreements also contain provisions related to severance terms and change of control provisions.

Workforce Reduction

In January 2013, the Company implemented a realignment of its workforce to reduce certain fixed costs and provide for a more flexible cost model in the development and distribution of its games. The realignment included a reduction in workforce of approximately 40 employees, including employees related to the closure of its studio in Massachusetts, which focused on social games for Facebook, game-testing personnel in its New Jersey facility, and other marketing and support personnel.

(in thousands, except share amounts)

15. COMMITMENTS AND CONTINGENCIES – (continued)

The Company recorded and paid the following charges in the year ended October 31, 2013:

Severance costs	$766
Lease termination costs	10
Total workforce reduction costs	$776

The Company has no remaining obligations related to these activities.

16. PURCHASE OF ASSETS

On June 3, 2011, the Company acquired certain assets and assumed certain liabilities of Quick Hit, Inc. ("Quick Hit"), a developer and operator of online games for an aggregate purchase price of $837 in cash. The acquisition was financed with available cash on hand. The Company also entered into an exclusive license and option agreement with a senior lender to Quick Hit for the source code to an online interactive football game developed by Quick Hit, under which the Company paid $125 and $125 in the years ended October 31, 2012 and 2011, respectively.

The acquisition was accounted for as a purchase business combination pursuant to ASC 805, *Business Combinations*, and as such the Quick Hit assets acquired and liabilities assumed were recorded at their estimated respective fair values and the excess of the purchase price over the fair value of the identifiable assets acquired and the liabilities assumed was recorded as Goodwill, primarily related to Quick Hit's development team for social games. The Company made significant assumptions and estimates in determining the allocation of the purchase price of certain tangible and intangible assets acquired and liabilities assumed in connection with the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	Valuation
Intangible assets	$105
Property and equipment	434
Working Capital and other assets	244
Net identifiable assets	783
Goodwill	54
Net assets acquired	$837

In connection with a reduction of planned development activities to be performed by the former Quick Hit development team, the Company determined that the Goodwill recorded in connection with the acquisition was impaired as of October 31, 2012 and recorded a charge of $54 to general and administrative expenses in the year then ended.

The following supplemental financial information reflects the pro forma consolidated results of the Company and Quick Hit, Inc. for the twelve months ended October 31, 2011, adjusted for the application of the acquisition method of accounting, as if the acquisition had occurred prior to the beginning of the fiscal year. Quick Hit was originally formed in 2008 to develop and operate a series of online, head-to-head sports games with aspects of massively multiplayer online role-playing games and 3D technology. Accordingly, the supplemental pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations that would have been reported had the Quick Hit acquisition actually been completed prior to the fiscal year.

(in thousands, except share amounts)

16. PURCHASE OF ASSETS – (continued)

	(unaudited)
Net revenues	$126,020
Net income	3,837
Basic net income per share	0.10
Diluted net income per share	0.10

In the year ended October 31, 2011, net revenues and net losses related to the former Quick Hit operations amounted to approximately $240 and $1,488, respectively.

17. INVESTMENT IN GMS ENTERTAINMENT LIMITED

In August 2013, the Company formed GMS Entertainment Limited ("GMS") with a shareholder of Orid Media to pursue online casino gaming. GMS is a company limited by shares and incorporated in the Isle of Man. In connection with the formation of GMS and upon completion of the asset purchase agreement described below in October 2013, the Company invested $3,500 in cash and an additional $1,000 contingent on the financial performance of GMS, to be used for the acquisition of the assets and for working capital purposes. The Company is not obligated to provide additional funding to GMS. In exchange for its investment, the Company received shares of preferred stock in GMS, which share equally with shares of GMS common stock in dividends and have an aggregate liquidation preference of $3,500. The shares of preferred stock are currently convertible into an equal number of shares of GMS common stock, currently representing 50% of the total outstanding shares of GMS common stock. The Company has 50% of the voting control of GMS and the right to appoint one-half of the directors of GMS. All business activities and transactions that significantly impact GMS must be approved by both equity owners. The Company accounts for GMS on the equity method as a corporate joint venture.

In October 2013, GMS completed an asset purchase agreement to acquire substantially all of the assets of Orid Media, a designer and developer of online casino games, including all of the outstanding share capital of its wholly-owned subsidiary Pariplay. Under the agreement, GMS purchased the assets for $2,500, plus an additional $1,000 contingent on the financial performance of GMS. Under the equity method of accounting, the Company will recognize its share of GMS's earnings and losses together with any loss in value of its investment that is other than a temporary decline. GMS's fiscal year end is September 30 and, accordingly, the Company's policy is to record its share of GMS's results on the basis of a one-month delay.

Upon completion of the investment by the Company and the asset purchase, the assets of GMS consisted of approximately $1,100 of cash and working capital and $2,500 of intangible assets and goodwill. The operations of GMS from the date of the asset purchase to October 31, 2013 were not material.

In addition, in August 2013, the Company sold shares of its common stock to another shareholder of Orid Media, resulting in proceeds to the Company of $2,000 (See Note 11).

18. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution 401(k) plan covering all eligible employees. The Company charged to operations $68, $85 and $59 for contributions to the retirement plan for the years ended October 31, 2013, 2012 and 2011, respectively. Certain stockholders and key employees of the Company serve as trustees of the plan.

(in thousands, except share amounts)

19. RELATED PARTY TRANSACTIONS

The Company has an agreement with Morris Sutton, the Company's former Chief Executive Officer and Chairman Emeritus, under which he provides services as a consultant. The agreement provides for a monthly retainer of $13. For the years ended October 31, 2013, 2012 and 2011, consulting fees incurred under the agreement amounted to $150, $150 and $150, respectively.

Beginning in the fiscal year ended October 31, 2011, the Company has purchased a portion of its Zumba belt accessories from a second supplier, on terms equal to those of its original supplier. The Company estimates that Morris Sutton and another relative of Jesse Sutton, the Company's Chief Executive Officer, earned compensation from such supplier of approximately $254, $710 and $260 in the fiscal years ended October 31, 2013, 2012 and 2011, respectively, based on the value of the Company's purchases.

In the year ended October 31, 2012, the Company purchased $35 of supplies from a company controlled by Morris Sutton.

The Company has an agreement with a Board member under which he provides specified strategic consulting services. The agreement provides for a monthly retainer of $10. For the years ended October 31, 2013, 2012 and 2011, consulting fees incurred under the agreement amounted to $120, $120 and $120, respectively.

20. SUBSEQUENT EVENT

In the first quarter of fiscal 2014, the Company incurred expenses of approximately $360 for one-time severance payments and termination benefits.

EXHIBIT 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Majesco Europe Limited	United Kingdom

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Majesco Entertainment Company

We consent to the incorporation by reference in the Registration Statements of Majesco Entertainment Company and Subsidiary (the "Company") on Form S-8 (No. 333-136260, No. 181912) and Forms S-3 (333-173863; 333-122519; 333-115822; 333-121640; 333-135463; 333-146253; and 333-159980) of our report dated January 14, 2014 on our audits of the consolidated financial statements as of October 31, 2013 and 2012 and for each of the years in the three-year period ended October 31, 2013, which report is included in this Annual Report on Form 10-K.

/s/ EISNERAMPER LLP

January 14, 2014
Iselin, New Jersey

EXHIBIT 31.1

CERTIFICATION

I, Jesse Sutton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Majesco Entertainment Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15 (f) and 15 (d)-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over the financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Jesse Sutton

Chief Executive Officer
(Principal Executive Officer)

Date: January 14, 2014

EXHIBIT 31.2

CERTIFICATION

I, Michael Vesey, certify that:

1. I have reviewed this Annual Report on Form 10-K of Majesco Entertainment Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15 (f) and 15 (d)-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over the financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Michael Vesey

Chief Financial Officer
(Principal Financial Officer)

Date: January 14, 2014

EXHIBIT 32.1

Certification
Pursuant To Section 906 of the Sarbanes-Oxley Act Of 2002
(Subsections (A) And (B) Of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Majesco Entertainment Company and Subsidiary, (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended October 31, 2013 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jesse Sutton

Chief Executive Officer

Dated: January 14, 2014

/s/ Michael Vesey

Chief Financial Officer

Dated: January 14, 2014

Corporate Information
Majesco Entertainment Company

Directors

Laurence Aronson
Owner,
Homewatch Caregivers of Essex, Morris and Union Counties

Allan Grafman
Chairman,
Majesco Entertainment Company
President,
All Media Ventures

Louis Lipschitz
Retired Executive Vice President &
Chief Financial Officer,
Toys 'R' Us, Inc.

Keith McCurdy
Former Chief Executive Officer,
Vivaty, Inc.

Steve Wilson
Senior Managing Director,
Brock Capital LLC

Jesse Sutton
Chief Executive Officer,
Majesco Entertainment Company

Executive Officers

Jesse Sutton
Chief Executive Officer

Michael Vesey
Chief Financial Officer

Corporate Headquarters

Majesco Entertainment Company
160 Raritan Center Parkway, Suite 1
Edison, New Jersey 08837
(732) 225-8910
www.majescoentertainment.com

Annual Meeting

Friday, April 25, 2014
At the Offices of the Company:
160 Raritan Center Parkway, Suite 1
Edison, New Jersey 08837

Transfer Agent and Registrar

American Stock Transfer & Trust Company LLC
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8200
www.amstock.com

Legal Counsel

Thompson Hine LLP
New York, New York

Auditors

EisnerAmper LLP
New York, New York